Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc.

Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, Inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

The following transcript is from the Spire Analyst Day presentation on June 4, 2021:

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communications simplified.

Spire Global, Inc.

Virtual Analyst Day 2021

June 4, 2021

CORPORATE PARTICIPANTS

Michael Bowen, Managing Director, ICR, Inc.

Jack Pearlstein, Chief Financial Officer, NavSight Holdings, Inc.

Peter Platzer, Chief Executive Officer, Spire Global, Inc.

Jeroen Cappaert, Chief Technology Officer, Spire Global, Inc.

Tom Krywe, Chief Financial Officer, Spire Global, Inc.

Theresa Condor, Executive Vice President, Spire Global, Inc.

CONFERENCE CALL PARTICIPANTS

Josh Sullivan, The Benchmark Company

Scott Deuschle, Credit Suisse

Jeffrey Meuler, Robert W. Baird

Cai von Rumohr, Cowen & Company

Myles Walton, UBS

Erik Rasmussen, Stifel

Ronald Epstein, Bank of America

Samuel Struhsaker, Truist

Michael Ciarmoli, Truist

PRESENTATION

Michael Bowen

Hello, everybody. This is Michael Bowen from ICR, and we are pleased that everybody can join us today for Spire’s Analyst Day.

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We welcome you all and look forward to having a very productive meeting here. Without further ado, I will turn it over to Jack Pearlstein of NavSight to take it away and make the introductions and start the presentation.

Jack Pearlstein

Thanks, Michael.

Hello, everyone. My name is Jack Pearlstein. I’m the CFO and a Director of NavSight Holdings. I want to thank you for your time and interest in joining us today for Spire’s Analyst Day. I’m pleased to be on the call and excited to introduce you to both some Spire team members and the Spire story.

You can see the agenda here that we’re going to work through on today’s call, and with that, we’ll move it over Slide 2, and I’ll begin with our investment thesis.

After working and entering into discussions with over 40 different targets, we feel really excited and especially fortunate to have inked a deal with Spire Global. You’ll see throughout the presentation quite a few of these key investments highlights referenced, discussed, and you’ll have further detail on them, but at the core, Spire is a high-growth SaaS company, it’s powered by proprietary space-based data and analytics, and you’ll see this differentiated model drives some pretty exceptional SaaS KPIs.

Spire collects space-based data using its proprietary constellation of over 100 multi-purpose satellites, and through their proven technology stack, they take the data that they collect from space to generate proprietary data insights and predictive analytics for its customers, that they deliver primarily under a subscription model.

Spire’s addressable market is rapidly growing. We expect it to reach over $90 billion by 2025. Peter’s going to do a little bit of a deep dive with respect to the TAM.

Spire is vertically integrated. You’ll see that throughout the presentation, as well. That provides some pretty disruptive unit economics and a path to profitability, which will become evident as you hear more from the team today.

Spire is really at the heart of providing solutions, data, predictive analytics to a market that is really thirsty for data from space, and you’ll hear from the team today about how they’re addressing that, the number of use cases that they provide solutions for, the number of customer segments that they are currently providing solutions for today, as well as a pretty well-defined plan to extend those capabilities even further.

Then, lastly, on this slide, Peter’s built a pretty fantastic Management Team, deep domain expertise and decades of experience, a great group of leaders that we think are primetime-ready to lead a public company, and you will hear more from a couple of them today.

Moving over to the next slide, just a highlight on the transaction summary. It’s a business combination between Spire Global and NavSight. NavSight, NYSE listed. We expect the transaction to close early Q3 of 2021. Post closing, the Company will maintain the Spire Global name and be listed on the NYSE under the ticker symbol SPIR.

NavSight has $230 million of cash in trust. Through the PIPE process, we raised $245 million, which included $10 million from a NavSight sponsor. Valuation for the transaction, pro forma enterprise value of roughly $1.2 billion. That’s about 5.4 times 2023 estimated revenue, which still represents a deep discount to the peer group. Spire stockholders are rolling 100% of their equity into the deal. There is a

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super-voting 10:1 share element to the transaction. Pro forma, for the deal, Spire will have roughly $400 million of cash on the balance sheet at close. Then, from an ownership perspective, existing Spire stockholders will own roughly 66%, the SPAC public stockholders 15%, the PIPE investors, excluding the SPAC founders, at 15%, and then the SPAC founders and independent Directors at 4%. All of that assumes minimal redemptions at close.

With that, I will turn it over to Peter to take you through the next section of the presentation.

Peter Platzer

Thanks so much, Jack.

I’m Peter. Peter Platzer here, one of the founders of Spire, originally from Austria. I was a high-energy infusion physicist, you know, lucky enough to spend a little bit of time at CERN, and then after a number of years at The Boston Consulting Group, they sent me to Harvard Business School, after which I spent almost nine years on Wall Street as a quantitative investment manager of hedge funds, and then through an interaction with Peter Diamandis at NASA Ames and a full scholarship from the European Space Agency, I got my last degree in space science and management, where I met Joel and Jeroen, my co-founders, which then was the birth of the Company.

With that, I’d like to start with a short video that gives you a little bit of an insight of the technology that we use and how we think about our trajectory.

(Video Presentation)

What does the world look like beyond the color spectrum of the human eye? It can look like this and like this and this. It doesn’t seem like much, but this is just a glint. The amount of activity that occurs outside the color spectrum is far greater than what occurs within it. It’s like a parallel universe, except we don’t have to travel beyond the stars to reach it, it’s accessible right here, and we can call it data. Just as the eye captures data within the color spectrum, other devices capture data in the radio frequency spectrum. Radio signals that encode readable data like aircraft and (inaudible) tracking. Those signals that reflect off of surfaces like ocean wave (inaudible) and soil moisture or still others that bend from the density of the atmosphere to greatly improve weather forecasting and big weather events.

Spire Global actually measures these things at night and through clouds, provide an unprecedented vertical weather profiles. Spire Global builds and operates the world’s largest constellation of multi-functional satellites combined with our growing network of ground solutions. Spire sources collects, organizes, and analyses symptoms (phon) to help predict the future and fuel innovation. We have now reached a critical milestone in human history where it is possible to construct a data only replica of our home planet which begs the question, “What can the world look like beyond the perspective of our self-imposed limit”. It could empower you to help make changes like this or perhaps this. There is a parallel universe. It can be accessed, and it has been here all along. Spire; where the sky is not the limit, it’s just the beginning.

Peter Platzer

I’ve always been enamored with this idea of leveraging data from space to solve problems on earth, but it was like this slow and encrusted industry. But, it was something that was so core to my heart that in 2001, at Harvard, when I read the book from Laurie Beth Jones, I wrote this mission statement about my life, which came out to be: to inspire, lead, and create the business of space for the benefit of all. But, it wasn’t until a decade later, through like this meeting with Peter Diamandis at NASA Ames and meeting Joel and Jeroen in Strasbourg at our university, that the next step here happened, because now there was like this disruptive innovation happening, and so we got together and we had this idea, this vision of collecting data, that no one else can, to solve problems on earth. We called it NanoGloDa back then.

This bring us then, after the founding of the Company in 2012, to today, where we have indeed made this a reality. We have launched over 140 satellites that are covering the globe over 100 times a day, and we’re collecting hundreds of millions of messages, serving customers across the world. We’ve got offices in three continents, which, as of June 1, almost 300 people, really taking advantage of this transformation, this next frontier that is happening as the world is leveraging space-based data and analytics to solve problems here on earth.

For us, this is very focused on maritime, aviation and weather first, with an opportunity of TAM of over $50 billion to really transform those industries. We then layered on the space services, taking full advantage of the large-scale operation that we have already, adding another almost $40 billion of TAM to our opportunity set. If you take a look further out then, we are thinking about the generation challenge we face, climate change, and the opportunity that presents itself for us there, you add another almost $300 billion of opportunity for us.

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The way we went about taking advantage of this opportunity is in a fundamentally different way building Spire than what many of you might be familiar from traditional A&D companies. First off, starting with our Company, our product, our solutions are all sold through a subscription through an API, in fact, the base revenue model that we have, the base business model of how this Company is built, and then we made it a software-driven business model, really taking a leaf out of how Tesla, for example, has disrupted the traditional car model, where it’s not that you buy a car now and then it’s fixed for the rest of its life. Now, if you buy a Tesla, you can actually upgrade its speed, its range, its features. We have done the same thing with our infrastructure, but it feels like software. It gets upgraded multiple times a week, a month. We have done maybe 20,000 of those upgrades over the years. So, when we retire a satellite, it is actually producing often two times, three times as much data as it produces on day one.

But, we didn’t stop there. We built a fully vertically integrated company, all of this space IP, the ground stations, the cloud, but also the analytics. From the very early days, we built this fully vertically integrated company to be able to monetize alongside the full value chain. We didn’t do this just with one product. No, we are actually doing this across multiple products, and, in fact, it was the largest multi-purpose constellation, allowing us to monetize that infrastructure across multiple products and multiple layers across the full value chain creates a really attractive margin structure, as you will see.

But, maybe the most fundamental difference in the way we’ve built Spire to many other A&D companies is that we don’t sell capacity. Many other companies sell, let’s say, a launch capacity or a communications bandwidth capacity, a tasking capacity. Well, that’s not what we do. Spire collects data once and sells it a million times.

When you build a company with such fundamentally different processes, you end up with fundamentally different KPIs, starting with that over 100% recurring revenue growth rate, driven by a fully deployed constellation, over 100 satellites covering the earth 100 times a day. Wherever you are listening to this, you will have, over the next three hours, a satellite from Spire covering your area probably a dozen times. Then, it feeds into our fully deployed analytics layer, and you’re crunching five terabytes of data a day, adding to the solutions and modules that we can offer to our customers, which is driving the up-sales, resulting in a 145% net retention rate.

You put this all together, you see why we have the confidence that over the next five years we can grow this to about a $1.2 billion recurring revenue business with exceptional margin structures because of the full vertical integration and the multi-layer products, 90% gross margins, 80% free cash flow conversion. And we operate that in a not just large but growing market that is supported by long-term generational trends, starting with the digitalization of the global economy, something that just definitely got accelerated last year, and we don’t see it slowing down any time soon. That is driving that increased demand for global data, data that, in our case, can only and exclusively be captured from a live satellite constellation. Then, you have this advancement in AI and machine learning that is proliferating the use cases and the customer segments that can take advantage of that.

Then, last but not least, this generation challenge of climate change, which means that we have to understand the weather better to adapt to the effects that it has on us, creating, over the $90 billion TAM over the next five years, a longer-term opportunity maybe as large as $300 billion.

We monetize in this large segment in a very, very simple business model. We collect data once, we refine it, and we sell it a million times.

If you start on the left-hand side, you see how our fully deployed infrastructure, something that really resonated with our investors, collects the data once into our ground station network, where it then gets cleaned, structured, and organized, and is available to our customers for the first time as an API. It then rolls forward, where we add analytics and third-party data to it, enhancing, augmenting it, and making it smart data, which then, again, is available through a subscription to our customers. Then, further on, we add the AI and machine learnings, the algorithms, the deep analysis to this data, providing those predictive solutions to our customers, selling them as a subscription.

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We operate in this in four segments: maritime, where our constellation has the ability to track all of the world’s ships; aviation, where it can track all of the world’s planes; and then weather, all of those where we not just collect the data, but really make this smart and predictive analytics on top of it; and then orbital services, which is leveraging that massive scale infrastructure that we have, renting it to our customers, and you’re going to hear more about that later on.

We service a broad and indeed growing range of industries that so far we literally have only been able to scratch the surface of, and it’s one of the reasons we are excited about this transaction, because it’s going to allow us to accelerate the penetration and market capture across this broader range of industries, because from an operational perspective, we are at scale. I think, you know, one of the feedbacks we got from investors, like Tiger Global, like BlackRock, like Hedosophia, that, really, they’re excited to support us in this transaction, is that Spire is at scale.

We have a fully deployed constellation, over 100 satellites. That’s the constellation we like. It is fully operational, is collecting the data through our global ground station network that is deployed in 16 countries. We’ve got over 70 antennas. We do over 40,000 contacts a day(1), right, and the data encrypted and saved is then passed over into our Spire data platform, where it gets automatically processed and structured and then passed on into like the secure data repository, operating at an extremely high reliability level, before it goes into our customers, where we ship about a terabyte of data to our customers every single day.

This operational business model was built on a foundation of exceptionally high barriers to entry, starting with this space side, where the sensor, the satellite, the software, the firmware, all of that is developed and built in-house. In fact, it had to be invented in-house because the technology didn’t exist. Some early investors, when they were sharing the story with some colleagues and friends that they had at NASA, were told that what Spire is doing is probably breaking some laws of physics, because they felt you cannot achieve the kind of accuracy and power from such a small device. So, we invested not just money but, more importantly, trying to build technology that doesn’t exist.

Then, the next there is, of course, the software-defined nature that I mentioned beforehand, really flipping the traditional model of how you think about hardware or space on its head, making our assets more productive as time goes on, having the ability to change them to new opportunities, customer requirements, or advancements.

Then, the analytics stack: it’s not just a bunch of like Python programmers stuck in a room. We are to assemble very, very scarce resources, metrology, Fortran, wave optics, GNSS-R. Those are skills that are very, very difficult and time-consuming to collect. Then, we had to take this and roll it out at scale, launch over 100 satellites, accumulate over 300 years of space heritage, collecting data, augmenting our data vault that drives our analytics every single day, again adding to the protective barriers of the business, and it’s not just the scale of rolling this out in space and on the ground, it’s also the time till they get licenses. I mean, we hold licenses in something like 20 different jurisdictions, some of which don’t take just months, but they take years to acquire.

In summary, we have built a deep-tech business, solving problems not just with money, but they require time to solve, putting not just money but time between us and any of our competition. This business operates, as mentioned earlier, across multiple product offerings, across multiple solutions. As far as we know, we’re only the player which has this opportunity of collecting data across all of those verticials.

(1)	This statistic was incorrectly stated in the presentation. Spire facilitates 1,600+ contacts per day on average as of March 2021.

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For example, let’s take a logistics player, that says, “I need to know where global trade is.” Ninety percent of global trade is on the oceans. We say, “Well, we have just the solution for you.” Then, she might say, “You know what? Now I know where all of that is happening, but since last year and this COVID, air cargo became actually a really, really important component,” and we say, “Well, you know, we’ve got a solution for that, and we can add that to the checkbox, and off you go.”

Then, she might say, “Well, now I understand where things are happening, but I want to know where things will be,” and we say, “Yes, we have a product for that, it’s a predictive solution. Great, we can add that.” If then the question arises, “Well, now I understand where everything is moving and where it will be, but to really understand the global supply chain, I need to know about disruptions, many of which are driven by the weather. Can you help with that?” and we are in a position to say, “Yes, there is a checkbox for that.”

You take that, you come up with a very, very attractive business model that delivers rapid growth, starting with the 104% ARR growth driven from a very, very attractive set of customers from about 30 countries, that, because of the multi-product offering and the multi-layer offering, are driving not just renewal rates, but up-sell rates, giving us 145% customer net retention, which of course means that we have an exceptionally efficient sales process. I mean, our customer acquisition cost payback time is under seven months because our sales people have an attained quota per head over $2 million. As a matter of fact, $2.4 million last year.

When we combine this setup with the transaction, the excitement comes because we now can really invest in sales and marketing, and product and development, reaching into new geographies and verticals. But, of course, we can also accelerate some of the things in our roadmap to expand on our data capture, reaching into further spectrums, collecting data from other areas in other shapes and form, and then, of course, we’re also going to look at some inorganic growth opportunities. I’m going to have a full section at the end where we talk about this expansion of Spire’s proprietary data set and analytics capabilities, so I’m not going to spend too much time on this one, but actually going to finish by opening it up to Q&A from you.

Michael Bowen

All right. We have our first question from Josh Sullivan at Benchmark. Josh, your line is now open. Please go ahead.

Josh Sullivan

Good morning. How are you?

Peter Platzer

Hi, Josh. We’re well, thank you.

Josh Sullivan

Can you just talk a little bit about the subscription model? How much of that is all-you-can-eat as you do these software upgrades just versus add-ons? And if it is an add-on each time you do an upgrade, can you just talk about the incremental pricing structure that flows through to the customer, just so we understand kind of the software upgrade cycle?

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Peter Platzer

Absolutely. That’s a great question, Josh.

Our strategy here, so far, has been that the upgrades that we do on an intra-year basis, on a regular basis, on a monthly basis, that they accrue to the customers for free. We basically use them to continuously delight the customer and lock them in and maybe entice them to buy something more from us. I would say that on the margin, it seems that the numbers point to that strategy working.

That also means that we do not like very, very long-term contracts. Our average contract length is 21 months, and that’s kind of like the time that we like. Because if we were to sign up people with a contract, let’s say, for five years, well, it gets much, much harder to capture all the added value that we’ve traded over five years with an up-sell at the end of this period.

What happens with software upgrades generally accrues to the customer. When we release truly new features, some of which happen because we do an upgrade on the satellite, you know, we have a new data set that is created, that does not accrue to the customer automatically.

Josh Sullivan

Got it. And then just maybe the TAMs that you put out there and the number of AR customers that you have currently, what do you think that total opportunity set is, just on a per customer basis? Maybe as we think about as you expand your sales force, just what is the customer number TAM, if that’s the way to think about it?

Peter Platzer

Brilliant question, Josh. You’re already looking at it in the next section.

The answer is about 200,000, and I’m going to say more about this in the next section. So, 200,000 customers, not $200,000, 200,000 customers.

Josh Sullivan

Got it. Sorry to jump ahead. I’ll hold off my other fire for later then. Thank you.

Peter Platzer

Of course.

Michael Bowen

Thank you very much, Josh.

Our next question comes from Scott Deuschle at Credit Suisse. Scott, your line is now open.

Scott Deuschle

Hi, Peter.

Just curious, you kind of touched on it earlier, but maybe talk a bit more about what drives net revenue retention now and what drives it going forward? Is it adding seats, is it cross-sell and new data sets pricing? Then, just as a follow-up on that, does having a subscription model as opposed to a consumption model constrain your net revenue retention? We’ve seen a little bit of that in the SaaS space during the pandemic, but just curious on your thoughts there.

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Peter Platzer

Yes, absolutely. What we see right now, the up-sells are driven by consuming more data, right. For us, that is—if you subscribe, let’s say, to oil ships, we don’t charge you per how often you look, it is based on you have all of the world’s oil ships, or you might say, “I want all the fishing in the Mediterranean.” So, there is kind of like a capture in terms of the type of value in some shape or form that you derive.

Then, as I mentioned in the logistics example earlier, if you want to go from just ships to want to have planes, well, this is an up-sell. If, let’s say, you are a commodity traders and you start by trading oil and we give you all the oil ships, and then you say, “Well, now I want to trade gas, as well,” well, now you want to track all the gas ships, that is an up-sell. There’s one data type, that’s the weather data, which is very, very much driven by consumption. It is literally priced on a per data point per day but not necessarily on an access time, like how often do you access this data.

So, up-sells have been, generally, by having more value provided to you because you get more assets tracked or a broader region tracked or a lower latency off the data, or other solutions, or you have different layers, you go from the clean data to like the predictive data, you don’t know where the vessel is right now but where the vessel will be in the future, you know that is an up-sell. Then, there is one which is the weather data type, which is the one which is literally driven by how many data points do you get.

Did that answer your question, Scott?

Scott Deuschle

Yes, it did, and maybe just on that weather point, does that—I guess we’ll probably get to this when we discuss the financials, but does that drive any seasonality to the business, where during a certain hurricane season you have an escalation in consumption, so higher revenue during that period of time?

Peter Platzer

What we do right now is that it’s all on kind of like annual subscription, so it’s not that you say, “Well, this month, I want this much, and the next month I want extra amounts.” I think what you are pointing out, something to be aware of, is there might be additional opportunities for us to sell data additionally in a particular time period. So far, our data sales are kind of like fixed for the year, unless someone wants an upgrade that then has 12 months or, as I said earlier, on average, 21 months’ average duration.

Scott Deuschle

Perfect. Thank you.

Michael Bowen

Great, thanks, Scott.

Our next question comes from Jeff Meuler at Baird. Jeff, your line is now open.

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Jeffrey Meuler

Thank you. In terms of your tech infrastructure, just given that the company was founded in 2012, kind of at the front end of all of the cloud providers taking off, and I know a lot of your tech is proprietary, are you using the major public cloud vendors today, is it private cloud? Just anything you can say on, I guess, your data lake and processing capabilities.

Peter Platzer

For that, we actually do use the public cloud providers. So, both for our high-performance computes, it’s HPC in the cloud, about 10,000 cores, as well, as for the API, all of that sits right now on Amazon AWS. One of the things that we have built in our analytics infrastructure, especially on the HPC side, is that it is transferrable from one HPC or one cloud vendor to another in a very, very easy fashion. We have been repeatedly running those competitions off the various cloud providers. The base service of APIs and data storage is already global and very, very price competitive.

Where we do see price differentiation and have been able to take advantage because of the IP that we have is on the HPC side. When you have a very, very demanding high-performance computing application, like we do for, in particular, weather prediction, that pricing is not as competitive globally yet, and so being able to transfer this software to different cloud providers has proven very, very advantageous over time, as we have consistently been able to ride down the curve and create pricing pressure on our vendors, but we do not run anything in-house from an internal cloud perspective, so to speak.

Jeffrey Meuler

Okay. Then, are there any competitors combining radio frequency data with visual data? And is that a partnership opportunity for you or an expansion opportunity for you, or is there some reason why combining those data sources would not add incremental value?

Peter Platzer

Absolutely. We have both our combined sales and combined product opportunities, where, let’s say, visual data and RF data has been combined. I mean, there’s partnerships in the (inaudible) world, there’s partnerships in the optical world, where either we have sold together or we have sold to those companies or we have sold to data analytics companies that combine our data with visual data.

Now, the huge advantage of our collected data is that it is 24/7, all over the globe, all weather, right. So, our asset utilization is really 100%, and if you look at the multi-product, multi-sensors that you have, you can think of it as almost more than 100%, and that gives us this massive temporal resolution. You’re not looking at something like, you know, once a day. No, we’re looking at all of the world 100 times a day. So, yes, absolutely, there has been data fusion happening, where we have sold into it or where we have created a product with someone else and sold the combined product.

Jeffrey Meuler

Thank you.

Michael Bowen

Great, thanks, Jeff.

Our next question comes from Cai von Rumohr, Cowen. Your line is now open.

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Cai von Rumohr

Yes, Peter, you live in a dynamic industry, and there are a number of companies who provide launch services, who want to integrate forward into satellites, integrate forward into services. Who do you view as your key competition today and as you look forward?

Peter Platzer

From a competition perspective, we don’t have anyone competing with us across the full spectrum of offerings that we have. We have isolated elements where there is kind of like a competitor. In maritime, I would point to exactEarth as being a competitor. There is one second one, which is Orbcomm. That’s literally it, right, on the clean data perspective. In aviation, there’s only one, which is Aireon. In weather, there’s one company that has launched small satellites there and has produced data, which is GeoOptics, and I think they have two satellites or three satellites in orbit, so very, very different scale. Then, in space services, there are a couple companies that we find when we talk with customers, that basically are people that used to sell boxes and they’re now trying to sell a service but, of course, they don’t have any service setup by themselves.

But, it is still, I would say, like a very, very sparse competitor population so far. I’m sure that this will change over time. We feel that we have put a pretty substantial not money but time between us and anyone else that we estimate it might take someone, even with very, very large resources, four-and-a-half, five-and-a-half years’ time to really replicate what we have across our industries.

Cai von Rumohr

Very good. Then, you mentioned you would consider inorganic growth. As you consider M&A, can you give us any color in terms of what sorts of things you would be looking for?

Peter Platzer

If you think of like the end of that video that I showed, this idea that we collect more and more data sources to trade, like almost like a digital twin of earth that allows you to understand the activity on our planet, you start to see that, for us, it’s always interesting to expand out into other frequencies to collect new data types of feed into this analytics platform as well as enhancing the capabilities of that analytics platform. So, it’s additional data and additional analytics capabilities.

Generally, we look at inorganic growth opportunities always as packaged deals between customers and technology. We don’t really like deals where it’s just technology, and deals which just customers is also not that attractive, but, on the margin, we will take a deal which is attractive, which is just customers and not technology over a deal which is no customers and just technology.

Cai von Rumohr

Thank you very much.

Michael Bowen

Great. Unfortunately, we’ve reached time for this section, so I encourage you to queue for the next Q&A section.

Peter, go ahead.

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Peter Platzer

Great. Next, I want to dive a little bit deeper into kind of like the TAM. We did an enormous amount of work trying to validate and really robust-ify the assumptions that we had internally with a detailed additional bottom-up approach, and so we went out and engaged with a global consulting company that brought to bear a full team, that they (inaudible) with us for over a month, that then went out with all of the expert interviews and with their partners and all the industry reports, all of that that they could leverage, to really dig deep and build a minutia bottoms-up approach, validating our own internal analysis. The outcome is that they identified at least 175 use cases and over 200,000 customers, to the question that was asked earlier, and it was done, really, across the full set of industries that we operate in and a full set of solutions, identifying it on every single granular level.

There are a number of stark things that came out, that we highlighted.

The first one is this statement that, as far as everyone knows, we’re the only one which is collecting all this data right now, right. So, that gives us the ability to cross-sell. We have this full global coverage, the knowledge of where all of the ships, all of the planes are, and what the weather is going to be anywhere on the planet, and making that knowledge, that information available in an easily integratable fashion through the APIs, and it creates high resolution.

Then, the next one was this strong value chain capture that we have, because, from the very, very early days, we built this fully vertically integrated infrastructure, you know, really, not just the clean data, but adding smart data to it, really telling people what is happening right now, and adding the predictive analytics, what will happen, and the last, of course, is solutions, what they should do about it.

Then, what was done is, like, building this on an industry-per-industry basis. So, let me run you through one example here, the maritime industry, where the starting point is what’s the size of this industry that we operate in, which, in this case, is almost a $2 trillion industry. Always good when you can operate in a large playground that is growing at about 100% to 200% of global GDP growth.

But, what is stark about the maritime industry is how early into digitalization of the industry it is, how early it is on this digital maturity curve, which means for a company like Spire a tremendous growth opportunity for a substantial period of time as the maritime industry follows other industries, like logistics, like airlines, up this digitalization.

The next step then, it was going down layer by layer, what is the actual opportunities that the actual TAM for clean data, for smart, for predictive, for solutions. Not surprisingly, smart and predictive and solutions is larger than just the clean data, and what’s the growth rate for those, which then aggregated, you know, is this $4 billion growing to a $6.7 billion opportunity for maritime.

But, we didn’t stop there. The next goal is looking at it end user by end user, what is the growth rate there, what is the adoption ratio, what’s the number of customers, and then diving into every single use case for every single end user for every single layer of the product, what is the cost for this product, what is the value-add, what is the willingness to pay, what is the adoption ratio, what is the growth ratio. From that really minute level, building it bottom-up across all the 175 use cases and over 200,000 customers, is then this overall TAM of over $90 billion across the four segments. It was validated by this exceptional piece of work.

I want to leave you here, though, with three other things, three global trends—when I was at Wall Street, we always said that the trend is your friend—that really underpin what is happening here, as well.

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The first one is this adoption of data and analytics, which is true for all industries but especially for the industries here. That’s kind of like where a double-click happens. We see that there’s tremendous amount of value still being able to be unlocked because you adopt more data and advanced analytics, a global trend that certainly is not going to stop any time soon.

The second one was really a deep dive into the impact of climate change and how a superior weather solution can help humanity adapt to that and deal with the impact of climate change, and that it has on weather and that it has on our businesses and our personal lives, starting with up to maybe $3 trillion of economic loss due to the variability which might even grow because of climate change. Then, looking at the various use cases of what the cost would be; like I say, you’ll have a perfect weather forecast, but still you have to do something. Let’s say you have your furniture and there’s lots of winds coming and it’s going to blow the furniture away. Well, you now have to do something to protect the furniture, you have to tie it down.

There is a cost involved that you have to do. So, you have to subtract that. Then, you look at what is the value capture that you can get of the remaining block, you know, maybe 20%. After all of that reduction, you’re left still with an opportunity as large as maybe $300 billion, again, driven by a global trend which, on the margin, I would argue we still don’t fully appreciate and understand the impact it will be have, but it’s clear all across the world that more and more organizations are very, very clear about having to understand how this impacts their business and having to make preparation to adapt to it.

Last, but not least, I want to talk about this exponentially increasing capabilities of small satellites, something which I often feel is a misunderstood driver of the industry, where everyone talks about launch cost, which is actually more linearly decreasing, but what is actually happening is that the capability per kilogram increases up to 10 times every five years. That was the research that I did for my last credit degree in France, and it actually has stayed that way. So, it’s not that the cost per kilogram of launch is coming down exponentially, it is of course, but it’s the amount of kilograms you have to launch to achieve a certain capability, that is coming down exponentially. When you look at other industries that have been impacted by these exponentially underlying forces, let’s say Moore’s law, and you look at cloud revenue, you see the impact that an exponential technology capability improvement has on the growth of revenue of an industry.

I’m going to stop here again and leave it for questions that you might have.

Michael Bowen

Great. Our first question comes from Myles Walton at UBS. Myles, please go ahead.

Myles Walton

Thanks. Peter, just a quick question on that last slide you put up around the exponential increase in capability of the satellites. I’m just curious, on the LEMUR side, how many generations have you gone through; what is the next capability suite you’d insert; how extensible, flexible is the constellation to not just the software but hardware modification as you augment and grow? Thanks.

Peter Platzer

We have done over 20 iterations of the hardware itself. I think last year alone we did five iterations or four iterations of the hardware. It is exceptionally extensible. We have built a plug-and-play module, which is one of the key drivers of the growth of our space services business, where we can just add new payload capabilities and new robust capabilities very, very quickly. I mean, you’re talking months and not years of adding new capabilities on the hardware side. The software side, as you mentioned, of course, is on an ongoing basis.

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So, a lot of iterations on the hardware side happening on an ongoing basis. I’m not going to say we have hardware iterations on a monthly basis, but we have hardware iterations more often than quarterly, I would say, or thereabouts, and then software iteration happens on top of it.

Did I answer your question, Myles? If not, please ask a clarifying question.

Myles Walton

Yes, you covered it. Thank you.

Peter Platzer

Good.

Michael Bowen

Great, thanks. Our next question will come from Josh Sullivan of Benchmark. Josh, please go ahead.

Josh Sullivan

Yes, I’ll ask the question I intended to ask earlier. Just on that, you made a comment about I think it was $2.4 million per head on sales in looking at that opportunity set of 200,000 AR customers. Do you think that is going to hold? Do you think that increases over time? I’m just trying to get a feel for what you believe the sales structure needs to look like over the next couple of years.

Peter Platzer

I’d love to tell you that, of course, it’s going to increase every single year. I think that’s a little bit unrealistic, to be honest. We carefully look at benchmarks from the industry, and we know that we are at, probably, the very top end there already. Many industries that some of us have worked in, they’re hovering around $1 million and $1.5 million of ACV per year per sales person. So, I would probably not model too much growth from there in terms of sales per sales head, but Tom is going to talk about this later in his section as well, and I would encourage you to listen to him and to ask a follow-on question with him then as well. But, my non-CFO, CEO, kind of like reason, if you will, trained person would be I wouldn’t assume that this doubles every single year going forward. I think that would be a bad assumption to make in your model.

Josh Sullivan

Got it, got it. And then, you had one of the slides up there and you talked about weather, and one of the critical examples you used was the forecast over the next two weeks for something like oil producers. Is there a way to quantify your prediction capabilities over the current suite or where you might think they go, if that’s a metric that you’re looking to do?

Peter Platzer

Well, I mean, the only metrics that I care about is like are customers interested in buying it or not. I would have to think about that a little bit, Josh. At the end of the day, the way we operate is more less something like scientific academia kind of like measurement, like putting my old hat on, this is where I’m

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going, but more in terms of, okay, what kind of problem can we solve for the customer, right. If you talk with an offshore wind farm, they want to know what it’s like offshore, you know, 100 feet above the water, what’s the wind speed and direction, right, and that’s kind of like a product that, for example, is only available commercially, and if you don’t collect data on a global basis, then it’s really, really hard to actually make this forecast in a very, very accurate fashion, which is then where our data source comes into play, because we collect in this globally uniform fashion across the earth temperature, pressure and moisture data from our satellites. That is unique and proprietary to us.

I think we are more driven by the value to the customer, rather than academic measure of accuracy. But, I love the question, especially with my scientific hat, so let’s think about that, and maybe in the future we can give you a better answer there.

Josh Sullivan

Great, thank you.

Michael Bowen

All right, we’ll have time to squeeze one more in. We’ve got Erik Rasmussen from Stifel. Eric, go ahead.

Erik Rasmussen

Hi, great, thanks.

Peter, maybe just on the back of that last one, you had mentioned 200,000—or earlier, even you mentioned 200,000 AR customers. How many of those customers are you serving today? I’m just trying to get a sense of how early you are in the whole process and the evolution of sort of penetrating that opportunity.

Peter Platzer

Tom will have the exact number, but it’s over 150,000. It’s somewhere between 150,000 and 200,000. He will have the exact number. So, we are extremely early in the journey, which is one of the reasons why we feel very confident when we look at growing from here to like four years out. We’re thinking about 3,000 customers I think it is, Tom, right? Relative to a universe of $90 billion TAM, 200,000 customers, we feel quite confident that market size is not going to be a problem for us over the next few years.

Erik Rasmussen

Great, and then maybe just last, you obviously laid out some pretty large TAM assumptions. Do you have a sense of where the company is targeting a percentage of market share that you think you could achieve in each one of those buckets, or does it seem more of a global nature in terms of the overall TAM?

Peter Platzer

Well, as you saw, just in maritime alone, there was a whole bunch of customers and like 58 different use cases. So, no, we don’t have a market share for every single use case. I would say long term, our strategy, generally, is like the GE model. We want to capture a use case, we want to capture a customer group, and be a dominant player in that and then move up.

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We will not turn away customers, we will absolutely serve other customers, but from a go-to-market strategy perspective, trying to be everything for everyone on day one is far more difficult than trying to pick your battles and pick your use cases and go after them.

Erik Rasmussen

Great, thank you.

Michael Bowen

All right. There are no more questions at this time. Peter, go ahead.

Peter Platzer

All right. So, next up is the technology section, which I’m extremely excited will be run by Jeroen. But first a short technology video.

(Video Presentation)

To adapt to a rapidly changing climate, we need better weather forecasts. Enter radio occultation. Spire’s constellation of low earth orbit satellite constantly gathers GPS radio signals as they bend in the denser medium of the earth’s atmosphere. We simply register the time delay of slowed signals to calculate the bend amount and reveal atmospheric temperature, humidity, and pressure.

Spire has mastered a new paradigm of incorporating radio occultation data into weather models, massively enhancing the accuracy of forecasts that are relatively low cost will help us better track extreme weather. Ships and airlines can optimize their routes saving energy, reducing carbon emissions while farmers can maximize crop yields.

Spire is a pioneer in this weather forecasting revolution powered by radio occultation where the laws of nature bend signals and guide us forward.

Peter Platzer

J.C., take us away.

Jeroen Cappaert

Thanks for the introduction, and apologies for stuff in my voice. I’m a little hoarse coming off a bad cold, so please bear with me through this section. My name is Jeroen, I’m the CTO of Spire. My background is in aerospace engineering with degrees in chemical and electrical engineering as well. As Peter mentioned, after meeting each other during one of our degrees after a short stint at NASA, I joined Peter and Tom at Spire.

I’m going to give you an overview of Spire’s technology and know-how, infrastructure, and some of the new technology developments on the horizon. Let’s start with Spire’s workhorse spacecraft, the LEMUR-2 nanosatellites. The LEMUR stands for Low Earth Multi-Use Receiver. It’s a 3U nanosatellite, meaning it’s 10x10x30 centimeters, or about the size of a wine bottle or a loaf of bread. And all of the technology in there has been developed by Spire, so from hardware to software. But all of the core elements are protected by patents and trade secrets.

We build and assemble all of this hardware in-house in our state-of-the-art facility, which I’ll show in a bit. This LEMUR has multiple sense of def (phon) purpose built and proprietary radio frequency sensors, which are at the core of our data collection platform. All of these sensors are software defined, and so can be upgraded frequently on orbit, just like you get updates on your phone all the time. With these subsystems, we’re leveraging the massive R&D that’s been happening in consumer, industrial, automotive, and other sectors, and, as Peter mentioned, ride that exponential technology curve.

In addition to the sensors, we also have all of the supporting subsystems, like solar panels, battery, backhaul radios, to make sure these sensors are powered and we can get the data back to Earth. By now, our LEMURs have about 300 years of accumulated space heritage, so we’re very confident in this technology. And the experience that we gather and continue to gather every day makes it so that we’re faster and more reliable at deploying new applications to orbit quickly through our understanding of this environment.

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Let’s talk about how we design and build these next. Everything is designed and assembled in-house. Raw components come in one side of the facility, and finished satellites leave on the other side. As you can see on the video, we’ve got in-house clean rooms that are used to build spacecraft hardware. We then have state-of-the-art labs and specialized test facilities such as the anechoic chamber here or optical labs that are used to validate all the hardware.

All environmental testing, so the testing that ensures the satellite can survive launch and space environment, such as vibration testing, tracking testing, etc., is performed in-house. And this in-house testing allows us to speed up our build cycles, ensure build quality, and reduce the cost. It also allows us to (inaudible) all of our testing requirements to all of the rockets that we use and work with, which in turn affords flexibility with being able to dynamically select launch capacity. And you can see some of the highlights here on the slide.

We’ve then taken all of this technology and IP and built up a constellation over the last nine years. We’ve got more than 110 satellites currently in orbit, distributed over various latitudes from polar to equatorial, so we can gather millions and millions of data points per day across various data points. This makes it one of the largest fleets of multipurpose RF sensing satellites in orbit today. In the animation showing, you can see how each of our satellites, the little blue dots, and their visibility cones, think cones, cover the Earth very frequently. With this orbit pattern, we observe every point on Earth about 100 times a day, just because of access to diverse launches.

Each of these satellites carries multiple sensors as well, so let’s look into those a little bit more. First off, we collect large amounts of maritime and aviation data. For maritime, we track AIS data, which is a mandated standard transponder system onboard ships that’s continuously emitting data packets. The data is collected directly from these ships and aggregated through the constellation. And so through sensitive, low power receiver and global coverage due to large amount of satellites, we can build this comprehensive data set that’s not really accessible through any other means.

Similarly for the aviation sector, we collect ADS-B data. Again, a mandated transponder system that’s data directly collected from aircraft. It’s slightly different technical characteristics compared to AIS signals. The principle is the same, and the same low power receiving technology is used to build a comprehensive in-orbit data set. Through multiple generations of the sensor developments, we have developed state-of-the-art software defined receiver and antennae systems. And as it’s software defined, we see frequent performance upgrades in orbit through lots of software and algorithm improvements in the DSP and the firmware on board.

Secondly, we also collect lots of weather data and even more different types of data on the same multipurpose satellites. Notably, we collect the radio occultation technique that you’ve already seen in the video that looks at signals from the GPS constellation. As they come through the atmosphere and bend, we use those measurements to deduce columns of temperature and pressure measurements which are very valuable measurements for weather forecasting. With the sensor, we’ve actually seen a number of firsts.

First commercial radio occultation production. First to do this on a 3U CubeSat. First to capture data from some of the GNSS systems previously not used, like Galileo and a couple of others, again, to the point where, as Peter said, when we first said we were going to do this, our NASA advisors told us it wouldn’t be possible. We had to prove them wrong first. Additionally, this sensor can gather other data, which I’ll go into a little bit later, but things like space weather data, atmosphere data, other Earth observation data like reflections or surface properties. But even things like detecting nefarious activities, like GPS jamming, just through the software defined nature we can do all that.

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Let’s have a look at how we get all that to orbit. To date, we’ve executed 29 launch campaigns. We always have a few booked ahead of us as well. You can see we’ve got a SpaceX Falcon 9 and Electron in front of us the rest of the year. This means at most every few months of cadence, through which we’re able to get the newest technology in orbit very frequently. We’ve done this now more than nine unique launch vehicles, from very small to very big, and we’ve built relationships with all these launch providers, so they know that they can count on us to deliver every time. It makes us confident that if there’s a ride to space available, we can choose to get on it if we want.

Once they’re in orbit, we then need to get the data down. In addition to our in-space assets, we also have a proprietary network of antennae terminals with ground stations to backhaul the collected data to Earth in a timely manner. Our teams have installed these terminals across the globe. We actually have hardware on every continent now. Most types of multiple antennas as well, so we’ve got over 70 antennae systems in total. Everyone’s always excited to get to tropical island deployment until they realize it’s a three-day travel time to get on them and back.

The stations are remotely operated by our automated constellation management system. They operate in bent-pipe mode, which means that data never gets left unencrypted in the ground station but gets immediately transferred to our cloud systems. Cloud station just going to satellites are built on software defined radio systems that can be updated on the fly. The data from the ground station network then feeds into our data infrastructure, which is the last big part of our core infrastructure, our constellation management system and our data pipeline system. In addition to the physical assets, there’s a large amount of IP assist here that runs the constellation behind the scenes, gathering all the data and processing it to end products. The data is automatically ingested into our automated processing. We can do data cleaning, fusion, analytics adjusted into predictive models. After which, it’s collected and sits in our secure data repositories and our APIs can start accessing it. This is all done using modern, reliable cloud infrastructure, as Peter mentioned, mostly AWS.

In terms of scale, looking at over 40,000 ground station contacts per month, which means over 120 hours per day. We’re never not in contact with a satellite. We’re always in contact. Our system uptime is similar to SaaS products, 99.9%, and we serve over a terabyte of data to our APIs. These are systems that already operate at scale. These leverage cloud infrastructure and modern structure where possible. Spire has developed a lot of the core technology that is behind it. The software automates, schedules, monitors, collects, and processes all this data in-house. Which means that we’ve got a highly performance system that’s also flexible to deploy and reliable because of the cloud infrastructure. And we can iterate that frequently with continuous deployment all the way from the satellites to the APIs.

To conclude, I’d like to tell you a little bit about our future developments, which revolve around more, faster, and smarter data. Starting with more data, while we’re always increasing our data production from our existing sensors to upgrades, which we already talked about, we also focus on gathering new data types. One recent example of this is a data type called GNSS Reflectometry, which is a sister technology of radio occultation, where we can collect Earth surface roughness and reflectivity data using reflections of GNSS signals bouncing off the Earth’s surface. This can be done with a revision of our existing radio occultation payloads, combined with some novel developments like deployable beam forming antennas, which you can see on the images here. Spire has already launched two generations of satellites that collect this data currently, and it’s a data type that can be adjusted in weather models as well as to be used to develop standalone products like soil moisture, ocean winds, sea mapping, sea ice mapping, and others.

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In addition to collecting more data, we’re also increasing the performance of our data backhaul system, so complementing our increasing rollout of ground stations and our upgrade of the ground links. We are now starting to introduce intersatellite links into the constellation. This means that the constellation starts behaving less like individual satellites capturing and dumping data and more like a mesh network with the ability to get data down to Earth much more quickly as it gets handed off between the satellites.

Think of the distributor capabilities that were enabled when PCs got networked through the Internet. It’s kind of a similar movement. Spire has already launched some of these, and we’re starting to use them. And we’re also looking at a next generation that uses optical laser links instead of radio frequency links, allowing higher data rates. And we’ve delivered the first units of that to our launch providers, and those are expected to launch later this year.

Lastly, we want to make sure that we extract as much data as we can from our assets, and as such, try to make use of modelling computing platforms and software on the spacecraft and the ground to produce smarter data. Through this we keep up to date with current technologies as we’ve continued to launch new computing platforms as they have emerged from the various industries. For example, we have a Sabertooth computer that’s based on a parallel processing 256 core GPU architecture, mainly used for machine learning applications that enables a whole set of new applications.

Our main example that we’ve used it for is to extract more maritime AIS messages in difficult to receive zones where there is dense traffic or a lot of interference. Competitors might do things like use larger antennas and spacecraft or download bulky raw data, but we prefer the modern software solution.

Hopefully, this has shown you we have a large amount of IP. This is behind the scenes of Spire’s organization, the technology advantage that we’ve built, and that our continuous investment in technology is also delivering this more, faster, and smarter data to our customers.

With that, thank you for your attention, and I’m happy to take any questions after a sip of water.

Michael Bowen

All right, we have our first question from Ron Epstein at Bank of America. Ron, please go ahead.

Ronald Epstein

Yes, thanks. What do you expect in terms of, you know, a life of a satellite and then the required Capex over time to keep the constellation fresh?

Jeroen Cappaert

Yes, in terms of lifetime, there’s a balance to be made between investing more heavily in the satellite components and the satellite technology replenishment. On one hand, we want to get good use out of our satellites, obviously. We’re currently looking at three-year lifetime, design lifetime, and that’s what we see in practice as well. But that’s also about the amount of time we want to replenish at, because after three years we’ve developed so much new technology and there’s so many new computing platforms and processing platforms have come out in the industry that we want to get that new software up there because the yield of those new platforms is so much better.

In terms of the actual Capex, I’ll defer to Peter or Tom.

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Tom Krywe

Yes, I do have a slide, Ron, if you want to wait to the finance section, if that’s okay.

Ronald Epstein

Yes. Yes, that’s fine and then, yes, that’s fine. That’s great. Cool. All right, thank you.

Michael Bowen

Great. Our next question comes from Jeff Meuler at Baird. Jeff, please go ahead.

Jeffrey Meuler

Yes, thanks. It sounds like for the most part your solution is an analytic object delivered through an API. Do you also sell raw data? And then, as you did the TAM validation slide, it obviously showed lots of potential use cases. How many different solutions or analytic objects or use cases are you in market with today? Thanks.

Peter Platzer

(Multiple speakers) yes. We do sell the raw data as well, right. I mean, if you remember the slide where I talked about collect once, refine, sell a million times, I talked about the first element is to clean data, which is exactly what you talked about with the raw data. We don’t call it raw, because no one can really do anything with raw. We take the raw data from the satellite, and we clean it, restructure it, and we organize it and make it usable. But it’s still de facto the raw data. Yes, we do sell that.

I would actually have to go back to you with regards to how many use cases our customers fall into. I don’t know, Tom, if you have ever done this analysis. But we would have to come back to you, I believe, with our answer in like how many use cases our customers are using the data. The beauty for us is that, you know, we have like one solution and the customer might use this for, you know, tracking where their own ship is, tracking where their competitor is, where the oil price is, what the economic activity is, what the insurance premium should be. And all of that is for us, you know, almost identical solution, because we don’t do any customization.

I would have to go back to that and you, Jack, and analyze how many use cases do we have customers for right now. I would say my gut feeling would be we are very early on still and not kind of like fully deployed, which is one of the reasons we’re excited about this, because it’s going to allow us to capture a much, much broader set of use cases than we are able to capture today.

Jeffrey Meuler

Thank you.

Michael Bowen

Great, thanks Jeff.

Our next question comes from Erik Rasmussen at Stifel. Erik, please go ahead.

Erik Rasmussen

Yes, great, thanks.

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You know, it’s obviously a lot of innovation that’s happening. And when you think of, you know, where the constellation is at right now on the RF side and there’s a plan for laser to satellite links, but, you know, what does that mean? What does that sort of transition look like? And eventually, you know, will you switch entirely to laser? Just trying to get a sense of that timeline for you to sort of get to this, you know, more, faster, better, type of future opportunity for you guys?

Jeroen Cappaert

Yes, I mean, typically everything for us is a rolling transition, right, because, as Peter said, every iteration that we launch, and we’re over I think 26 or something now, there’s different hardware, newer hardware available. We’ve got to do this as a gradual transition as these technologies become available, start rolling them into the constellation. As I mentioned, the RF is already available. That’s something we’re starting to roll actively into the new satellites that we’ll be deploying. Optical is still in development, so that will be a little bit later on. I don’t know if we want to commit to exact timelines for that already. But, you know, it will be rolled into constellation like any of our other upgrades.

Peter Platzer

To give you a number, I mean, currently, our plan is to have a fully meshed constellation around the end of next year.

Erik Rasmussen

Great, that’s helpful. Thank you.

Michael Bowen

Great, thanks Erik.

Our next question will come from Sam Struhsaker at Truist. Sam, go ahead.

Samuel Struhsaker

Hi. I was curious if you could elaborate a little bit more on, maybe like give an example or something, kind of the differentiation in terms of what the radio occultation data provides compared to traditional weather monitoring services that are already offered right now in kind of just a little more detailed sense what the difference is there in terms of what it brings to clients. Thank you.

Jeroen Cappaert

Yes, I’ll have a go at it, and then Peter maybe can complement as well.

I think in my mind there’s two elements. One, you know, research has proven that the contribution of this specific type of measurement to improvements in weather forecasting is very significant. It’s one of the most meaningful data types to add to weather models to get more accurate outputs. That’s one thing. Secondly, it’s also really just the sheer volume that we’re able to produce as we’re getting measurements more frequently, getting measurements more geographically dispersed allows these models to run more often and with more data, which provides a better output as well.

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Peter Platzer

If you take a step back, Sam, weather is like, you know, the ultimate chaotic system, right. It has the ultimate thing of like the butterfly effect. Right now, the traditional way has been using few very, very, large, very expensive satellites. Which means that you observe the Earth at any given point in time only in very, very few elements. And we’re literally talking about, you know, maybe a dozen, maybe a few dozen satellites here, right. What Spire brings to the table is how this continuous observation from multiple points across the Earth, a 100-satellite constellation, right. You just have like anchor down that chaotic weather system concurrently with far more data points, creating a far better starting condition for the weather prediction. That’s kind of like on a high-level basis, right.

If you step down one more into the scientific level, the measurement that humanity can do with the greatest amount of precision is time. There is nothing we can measure as accurately as time. And at its very, very core, radio occultation is a time measurement. That’s kind of like the science behind it, right. The outcome is that radio occultation means no calibration necessary because it is time-based, and time is kind of like absolute, right. There is no sense of calibration. There is no sense of drift, so it’s extremely straightforward data to use and operate.

Number two, because of this preciseness, you have a very, very fine degradation of the atmosphere. Every 100, 200, 300 meters you get a measurement point, right. That is something that other sensor types that, for example, measure reflectivity or something like that is not possible. You get very, very fine gradation of the atmosphere distributed all across the Earth because we have so many satellites collecting it at a very, very precise level, because the underlying measurement is time. Hopefully, that was helpful.

Samuel Struhsaker

Yes, it was great. Thank you.

Jeroen Cappaert

One more thing. I have one more thing. If you want to think about equivalent measurement that exists, you can think about weather balloons, which go up through the atmosphere and collect a column of data, similar to what we do. But, you know, those are only launched twice a day and only from inhabited and developed regions.

And as Peter said, it’s expensive and need to be calibrated. The order of magnitude by which we improve things doing this globally distributed at a much higher volume all the time, day and night, everywhere on Earth, is really significant.

Samuel Struhsaker

Great, thank you very much.

Michael Bowen

Great, thanks Sam.

We have no more questions at this time. Peter, go ahead.

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Peter Platzer

Well, at this point in time I want to give you a slight preview of what is going to happen next. And we’re going to look at our solution space. I’m going to kick it off with a video, and then I think we have planned for a five-minute bio break.

(Video Presentation - music only)

And if you want to know more, tune in in five minutes after the bio break, as Theresa Condor will take you through use cases of maritime, aviation, and space services.

Okay, I’m very, very excited to pass on to Theresa Condor, a board member, EVP of Spire, and with the Company since day one.

Theresa, take us away.

Theresa Condor

Thanks, Peter.

Hi, everyone. Nice to meet you. As Peter said, I joined as a first employee with the Company in early 2013, and I have been involved on the business side since then, specifically looking at go-to-market strategies, understanding customer use cases, building pipeline, and ultimately signing on customers. And I’ve done this and been involved across all of our different solutions, and most recently doing it related to our Earth intelligence, the weather data collection, and space services.

What I’m going to talk about today is first related to our maritime solutions. I’m going to include a small demo video of our analytics platform, and then I’m going to move on to a short discussion of what we do on the aviation side, and then finish related to space services, which is an area where we’re seeing some pretty exciting short-term opportunities.

I’m going to start on the maritime one, if we can go ahead to the next slide. Spire Maritime uses our proprietary satellite data collected from ship transponders. We combine that with value-added third-party data sets, and then we use that to help customers understand what is happening all across the oceans on a global basis, all the time. This includes looking backwards into the past at what happened historically, tracking what is going on today, and then predicting what is going to happen into the future.

Now, we’ve identified dozens of different use cases for this type of data, you’ve already heard about that in the TAM section. And really, across a whole bunch of different industries, this is only a few of them up on the screen right here, but with all of that, we’ve really identified that customers tend to come and want to work with our data set for three key reasons. The first one being to increase their revenue. We often tend to see this with application service providers or something like a ship broker. The second reason is to enhance safety and security, so this will be organizations, (inaudible), or governments who are looking to monitor exclusive economic zones or looking to understand what is happening in fishing areas. Another example is shipping companies who want to monitor and then decrease their CO2 emissions.

And then probably one of the more common reasons that customers want to work with our data sets is to reduce costs driven by operational efficiencies. And so, examples of this is a shipping company that wants to reduce their fuel consumption, for example, by routing around inclement weather. Another example is looking at predictions around arrival times in port so that all of their kind of backend stuff on arrival with trucks and cranes and all of that can be prepped at the right time. Or otherwise looking at port and berth waiting times so that a vessel can understand should they slow steam or should they go faster and the right way to be routing. Those are just a couple of examples.

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What I wanted to show on the next slide is really what exactly it is that we give our customers. It’s anchored, of course, in the satellite data and the maritime data that’s captured along the coastlines, as well as over the open oceans from the satellites. And that also includes the satellite weather data moving into our weather forecasting information. We then merge that with a value-added data. To give you some type of examples, it’s going to be information about the vessels themselves, things like the engine capabilities and the engine efficiencies, things like the carrying capacity and the dead weight tonnage of a vessel to help you understand how much its carrying at any point in time, as well as cargo information. For example, whether it’s carrying LNG, whether it’s carrying grain, whether it’s carrying iron ore, etc.

We then load on our predictive analytics, and so these are some of the things we mentioned already around understanding port wait times, understanding arrival times, doing predictive routing. And then we offer tools such as geofencing or other types of alerting, and then deliver all of this through API so that customers can automatically pool in all of this information into their own internal systems and use it in an easy way. We also, of course, have our own analytics platform that lets customers slice and dice the data sets.

Before I show you the little demo video of that analytic platform, I just wanted to show you two quick slides about the weather forecasting information that we collect, because, as you can see here on this slide, there’s a whole bunch of different variables, and this is only a handful of them. And so, you can start to get an understanding of how having all of this type of information across the oceans and remote regions is really helpful for customers in making operational decisions. This data is delivered in kind of, you know, industry standard format. We can give it to them on a gridded basis. We could also do point forecasting of very, very specific parts of the Earth. And then we can also add on a geospatial layer so that it can be mapped in an easy to look at way.

And so, moving on, back to the analytics, I’m going to do this video here for you to watch.

(Video Presentation - music only)

Hopefully that gave you at least a little bit of flavor about the type of visualizations and customizations and recording that that tool offers so that customers can actually get at and pool the exact information that they need for their particular use case so that they can go forward and make a decision. Right now, this platform is using primarily our maritime information. And so the expectation is now that this is built and being used by customers, we can start to then add in additional data sets that we’re already collecting or additional ones that we may want to collect into the future. This is really the core analytics platform.

I just have two more slides related to maritime where I wanted to give you some quick examples of specific customers that we’re working with. The first example I wanted to highlight is Global Fishing Watch. They’ve been working with us since, I believe, 2017. They’re focused on ocean sustainability and specifically transparency around fishing. They take in our data set. They run their own in-house developed algorithms, and it allows them to have a picture and publish a picture of areas where they see illegal fishing happening.

The final customer example of maritime that I wanted to show you is a company called Gravity Supply Chain. I don’t know if you can click the page there. Yes. Gravity Supply Chain is an example of an application service provider that is taking in our data sets as a key input to their own application that allows their customers to see kind of end to end what is happening with the goods that they’re moving

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around the world. They can see where it is in port. They can see when it’s expected to reach the destination, what is happening with everything in between rather than getting word from their freight forwarder that it’s on a particular vessel and then not having any visibility of what happens until for example 30 days later. This is a really nice example in the logistics sector.

I want to move on now to what we do in aviation. And similar to what we do in maritime, we’re collecting the transponder information that is being sent out by the aircraft. This is a lot of position and status information as well as aircraft information that you see here on this slide. And then again, like maritime, we’re adding in, cleaning up, and layering in additional data sets to just make the information more valuable, a lot related to the flight schedules and the airport information. And then, of course, you can take all of this data directly, and you can do lots of analytics that help you understand the entire sector on top of it.

We are capturing all of this information from a couple of dozen satellites. We’re collecting round about 100 million position updates per day, and that’s about 100,000 flights on average. This gives us global coverage. This means, you know, even over the oceans and really remote regions where it’s difficult to get any other information, we’re able to continue tracking what’s happening.

We’re not stopping there. We have plans for rolling out additional satellites and capabilities, specifically for the point of decreasing latency and improving timeliness of the data that we provide customers. And this is going to be driven by the intersatellite links that Jeroen already talked about where the satellites are talking to each other. That allows the data to be transferred around faster. Our expectation is that we deploy this over the course of 2022, and that will also facilitate us being able to support customers related to some regulatory mandates that are coming out from the, what is it called now, ICAO, which is the International Civil Aviation Organization. I always mix up the acronyms.

The next slide talks a little bit about customer segmentation, and you can understand some use cases out of this and see just what diverse type of customers can be interested in these data sets. I’m not going to talk through all of them but maybe highlight two of them that are maybe a bit more interesting. The first one is related to—if you just go back a little bit still Peter. The first one is related to commercial airlines where you tend to see interest in doing, you know, both on the regulatory mandate side purely for tracking but also on the operations side where they look at how they can reduce fuel consumption and fuel cost, again, through improved routing, through potentially flying aircraft safely, more closer together, and other operational things like that.

The other interesting one to mention is aircraft management. There’s a whole supply chain around engine manufacturers and parts and components that regularly need checked, repaired, and updated. And so one of the interesting applications of our data set is enabling organizations to do predictive analytics to understand how many flight hours an aircraft has had, what type of environmental conditions they’ve flown through, and what type of regions so that they can understand when they need to ground the plane and do some maintenance at exactly the right timing.

And so I’m going to finish off talking about aviation now with, again, two customer examples. Now we can flip to the next slide, and I want to talk about a customer, SATAVIA. And SATAVIA is taking in our data set and doing then their own analytics on it. And they are producing a product that is looking at risk of transmission of COVID-19 virus, with the understanding or hypothesis that a lot of virus spread is happening from people moving around and travelling around the globe. They’ve looked at this kind of risk of spread specifically related to the so-called air bridges, which is something they talk a lot about in the U.K.

The other interesting example that I have next is a company called FreightWaves, and they are in the supply chain space and specifically in this example in the data sets they get from us related to air cargo.

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They take in our data sets into their application, and they look at how much air freight capacity is there, make estimates about tonnage, about past tonnage that has been flown, where there is hot spots for cargo, etc.

And so moving on from aviation, I want to talk about our space services business. This one is maybe a little bit different to understand than the other data businesses that we’ve talked about so far. Space services is essentially taking all of that infrastructure, all of the technology, all of the process that Jeroen described earlier, with the satellites, with the ground stations, and everything in between and basically making that infrastructure and process available to governments and organizations who want to deploy applications to space. And essentially this means that similar to how companies today might deploy applications to the cloud quickly and easily, they don’t actually need to go out and build a roomful of servers in order to do it. And so, we then can do the same thing for them easily and relatively quickly, deploying applications to space by taking advantage of all of that infrastructure that we’ve already deployed.

And so what that really means for the customer is that they can come up with an idea, they can write software, they can even build a sensor. We do a lot of stuff kind of in the middle end, and what the customer experiences is being able to sit at their desk, open their laptop, put in an API code, and then immediately start controlling that sensor in space. The idea is that we really make this easier and easier for everyone to access space. As you can see here, there are actually quite a number of steps in this process to get from an idea to that customer sitting at their desk, controlling a sensor in space.

And we’re making it simple enough that you don’t have to be a space company to be able to do any of this. If you can be a company that understands a software as a service business model and can handle an API, that’s all the capability that you need to have to be able to take advantage of what we’re offering here.

The next slide shows a little bit about some of the type of capabilities that we offer and that we are able to deploy. Some of the interesting ones, the first one on the list related to Internet of Things, and this is specifically interesting to use on a global basis where you don’t have Wi-Fi or you don’t have cellular connections. We get a lot of interest in remote sensing and earth intelligence, so often this is going to be applications related to agriculture or other type of environmental monitoring that might be related to climate.

Another interesting one that I wanted to highlight down on the bottom right is related to electronic intelligence. And so this is the ability to capture radio frequency signals that are happening, to monitor them, to process them, to understand interference of those signals, and that’s something in particular that governments tend to have an interest in. And there’s many other applications here, some of which are not even on the slide.

We offer an end-to-end service, and customers can kind of insert in at any one of these offerings. The first one, software in space, is purely a software offering, and so this is where a customer writes code and deploys it to our existing satellites in orbit. They’re effectively timesharing with our assets. This is something that can be deployed relatively quickly because it is, again, pure software. We can offer payload in space, which is where the customer has their own sensor that they designed or they know they want to use, and then we take it and integrate and deploy on their behalf. And a solution in space means that we can do the entire chain for them where they just have an idea, and we can then build the software defined radio for them and deploy it and any kind of other added features that they want.

Now, the interesting thing about all of these is that you can have different entry points that allow recurring business or that allow up-selling. Often the software in space is an easy entry point. A customer might want to test something out and try it first, and then they might transition into deployment of the full constellation.

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Going on to the next slide, I have an example of a software in space customer. I want to highlight a company called Orbitare that is doing IP message transfer and email in file transfer from anywhere using satellites. They’ve started working with us purely on a software basis, deploying to assets that we have up there in orbit right now.

The next slide gives a payload in space example. There’s a company that we work with called OroraTech based out of Munich, and they have developed an interesting payload that does wildfire detection and monitoring. And so we’ve taken their payload and integrated it and then deploy it and provide the full solution on top of that for them to then focus on taking the data collection and building out that business around this.

And then the final example that I want to give you is the solution in space, which is again where we even do the work on the payload, and the customer just needs to have the idea of what they want to do. The example here is the Australian Office of National Intelligence where they came to us with specifications for what kind of SGR they wanted to put into orbit. We built it for them and then deployed it. The interesting thing to mention here is the relative speed at which this happened. You can see on the timeline that we signed the contract at the end of March in 2022, and just about 10 months later the customer was able to access their sensor and start using it. And some of that time was wasted just sitting on the International Space Station. By most space standards, that is quite a quick process.

That leads me into the next slide where I really wanted to highlight what we consider the competitive advantages of what we’re offering compared to anyone else. And you can see at the bottom there’s all kinds of stuff that we do that looks really nice, but it comes down to these things up here in red. The number one is technology reliability. We’ve talked a lot about the 300 years of space heritage. What is probably most impactful is that this is all infrastructure that we use ourselves, that our maritime, aviation, and weather solutions rely on for those customers and those businesses. And so when customers from the space services side work with us, they know that we believe in this technology and that it has been quite de-risked. And that’s been really important.

The second one to highlight is speed, as we saw with the Australian Office of National Intelligence example, and this flows into what we’re able to do on the software side as well, which of course can be deployed rapidly.

The final interesting one to mention is the business model. I kind of mention it in passing with a software as a service business model. And so while this looks like a service that is very much about satellites and technology, and at first it looks different than our type of data businesses, but at the end of the day what we are still delivering to our customers is data from our infrastructure. And we do that by giving them a flat, monthly fee over the course of the contract. It starts to actually look very similar to our other data businesses, and that’s something that customers have found quite attractive in the market.

The final slide that I wanted to show for space services, some other value-added options that we also add that customers have found really relevant, and it’s things that we’ve already been talking about quite a lot, such as the inter satellite links, which is something that is quite forward-looking technology in the industry. And the other one that customers really appreciate are these artificial intelligence and these machine learning modules so that customers are able to use our infrastructure to collect data in orbit and then deploy their own algorithms so that they can run them and do edge computing. And all of these things are kind of up-sell opportunities and add-ons that we’re able to offer.

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I think this is the last slide that I have to show you, and then hopefully that’s right about the right timing that I can answer any questions on those three solutions.

Michael Bowen

Great. We have our first question here from Jeff Meuler. Jeff, please go ahead.

Jeffrey Meuler

Yes, thank you.

I guess my question is about product development process and prioritization. It sounds like you have tons of opportunity across a lot of different end markets, including some end markets where you probably don’t really have many customers today. What is the product development process in terms of customers as development partners or sponsors? I don’t know if this is the best question for you or if it’s for somebody else, but sales force prioritization, it seems like you could probably have a much bigger sales force to attack all of the different end market opportunities I don’t know if there’s a way to bundle those into an answer, but trying to understand how you prioritizing what opportunity you’re pursuing.

Theresa Condor

Yes, so I’ll start, and then I’ll let Peter jump in.

I think it’s definitely true that there’s so many different industries and so many different opportunities that we really need to make sure we’re focused on what makes sense. I think Peter mentioned it earlier that we need to, yes, we need focus. The way that we’ve been doing this right now is, in the first instance, selling what we’re calling the clean data and building these types of, you know, APIs and analytic platforms that make it relevant for really a bunch of different use cases and industries for them to then take it in and then apply it to the very specific use case for their business.

And then as we continue pushing more and more down to analytics and into full solutions, we do that by, you know, having really good knowledge of the market and scanning where there’s gaps in capabilities in the market where we know we can have a competitive advantage and then put that on our product development roadmap. It’s going to be that kind of prioritization that you have in any product organization, which is understanding that customer segment, the market, the market size and opportunity, what your competitive advantages are in that particular segment, and then, you know, putting together the strategy to execute and go to market. That’s kind of the more generic answer for that.

And maybe if you want to add more to that, Peter, and also talk about how we’re going to scale sales coming out of this transaction.

Peter Platzer

Yes, absolutely. Jeff, we are a firm believer in this kind of like focus on a particular market and sitting, you know, internally structured, mirroring the customer. The way we have set up this Company then is we have a maritime organization which has a general manager, a head of sales, a head of product, a head of engineering, that is getting access to the data from the infrastructure as kind of like a corporate service, and then this driving their product development, building out of their customer interaction. And then there is an aviation organization that looks exactly the same, a weather organization that looks the same, a space services organization that Theresa’s running that looks exactly the same.

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That allows each and every organization to really focus on their markets and their products and is not diverted into others. And it also avoids the kind of like quibbling over let’s say engineering or product development resources. When you know, someone says like, you know, “I can’t work on this because Mary over there, in I don’t know, weather, kind of like has my resources, right”. And so, that’s kind of like how we structurally set up the company to allow that focus.

Jeffrey Meuler

Okay. And then just one more. I’m assuming that there’s various other parties that are collecting the shift in plain sensor data in other ways. Is the argument that you’re unique in that you’re one of the only ones or the only one that’s collecting it with low Earth satellites at your scale? And it’s kind of like the parallel answer to the weather collection where it was, “Well, others are using an old form of technology or a limited form of technology like weather balloons”. Is that the way to interpret where your differentiation is, or is there some reason you have unique access to those sensors?

Peter Platzer

Yes, what is unique is that the data that we collect, and that was a founding principle of the Company is data that you can only collect from a large constellation of satellites. If you don’t have a large satellite constellation, you cannot collect this data. There are no other means to capture the data other than through the way we are doing it. That’s why there is not kind of like a whole bunch of other companies collecting the same type of data. There generally is only one other company which is collecting a similar type of data or a similar approach, you know, from space, because the barrier to entry in solving those technology problems of launching and operating a live satellite constellation are very, very high.

Jeffrey Meuler

Thank you.

Michael Bowen

Great, thanks Jeff.

At this time, I am showing no further questions.

Peter Platzer

Good. Then let’s finish out the section with a last use case before we hand over to Tom in the finance side.

(Video Presentation)

For centuries sailors have relied on wind to fill their sales to reach new worlds, exchange goods, and chart new courses of adventure, but what if a sailboat gets hit by a storm, or caught between the devil and the deep blue sea. Tools have changed, no more wind vanes (inaudible) predict wind in Spire Global. Picture it. Every day sailors around the world navigate with the same tricks of the trade as America’s Cup teams.

Jon Bilger heads up a company called PredictWind. The weather forecasting model they depend on is from Spire Global.

Jon Bilger

We’ve been very impressed with the accuracy of the Spire model in open ocean conditions. We’ve validated the data against weather buoys around the world and found it to be the most accurate for wind speed and direction.

PredictWind depends on Spire to make weather simple and accessible. Providing complete highly accurate forecasts in open ocean is a big challenge because of a lack of weather observations. With our satellites passing any point on earth an average of 100 times a day, it’s the kind of global coverage PredictWind needed to create the world’s leading open ocean weather and wind forecasts. That’s the global coverage it takes to make any sailor an America’s Cup winner.

With PredictWind and Spire, we can’t direct the wind, but we can adjust the sails.

Peter Platzer

With that, I’d love to hand this over to Tom Krywe, our CFO.

Tom, take us away.

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Tom Krywe

Thanks, Peter.

I’ve been working in Silicon Valley for almost 30 years, performing various accounting, finance, and ops roles for companies like Oracle and Symantec, EMC, 2Wire, and Jive Software. I’ve been with the Company for over three-and-a-half years and very happy to be here covering the financial section with you today. I will apologize though, I don’t have an exciting video for my section, but I’m hoping that the information is exciting to share. I’ll jump right in.

If you take a look at our financial highlights, Spire has created a repeatable selling model for all four of our solutions and delivering leading SaaS KPIs, some of which Peter already talked about earlier in the presentation, and some I’ll cover further in the next couple of slides.

Once we add a new customer, we can solve many use cases, and this has helped drive continuous customer expansion like we’ve seen from the last couple of years. Our ARR growth was 104% in 2020, and this growth has been driven by a healthy mix of new and existing customers. With leveraging our technology across all four solutions, this helps to enable positive margins and free cash flow conversion. Finally, with the top-line growth, the leveraged cost structure, this provides a path to profitability. With additional funds, it also allows us to execute on our projections.

All right, I’ll start at the top section of this slide. This represents our 2020 actual results. We talk about our ability to land and expand, but with our 97% gross retention rates, this also means low customer churn and solution stickiness. Then you can see our low acquisition cost, our quick payback, the creation of long-term value, and having our new customer signing agreements just under two years in length.

If you look at the bottom left graph, this shows you our ARR actuals for the first couple of years and then our projected growth. The growth is carrying forward our positive historical trends and from the addressable markets that Peter had talked about earlier. The middle graph shows you how we’re leveraging our technology across all of our solutions and driving increased margins over time. And the last graph on the right is the result of that top-line growth and that leveraged cost structure, that I just talked about, and that converting into available cash.

As you look at the left-hand graph, this shows you our actual annualized ARR for 2017 through 2020 along with our end of the year 2021 projection. Now if you take that information and you look to the chart to the right, you’ll see how this compares against what some of the best-in-class companies did on their path to $100 million of ARR. As you can see, Spire is tracking well.

Taking that point that Peter made earlier about collecting the data once and then selling it many times, that also means a leveraged cost structure. The graph on the left shows you our ARR growth for maritime, aviation, and weather solutions, all combined and the associated Capex as a percentage of that ARR.

So hopefully, Ron, this answers your question that you had asked earlier on the Capex piece. As you can see, it’s driving down over time, declining to about 3% of the percentage of the ARR. This is because we do have that full constellation and the ground station in place, so no matter how many more customers we add, we can maintain that same level so it keeps driving down that percentage of ARR.

Beyond the efficiency, Spire also leverages our manufacturing and infrastructure operations headcount across all four solutions. So when you’re looking at the graph to the right, you can see how both these areas contribute to the annual incremental gross margin improvements.

Now you’ll see the financial summary with the actuals for 2018 through 2020 along with our 2021 through 2025 projections. You’ll see that continuation of the top-line growth. This is coming from our land and expand strategy, our reoccurring revenue model, and having four solutions to sell individually but also then cross-sell amongst each other and all of them having their own addressable markets.

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And then as you walk your way down the financials, you’ll see the results of that leveraged cost structure that I just spoke about earlier, and driving improved margins and cash flow.

For the last financial slide, we wanted to share some key metrics used to build up our financial model. We provided rough ranges from low to high for items like number of ARR solution customers, the ARR per solution customer, the net retention rates, and what percentage of the business is non-ARR. When we talk about non-ARR, it’s things like paid trials count in that bucket, historical data buys, and one-time transactions to build up our top line.

Then from the cost side, we provided the cost as a percentage of revenue for things like cost of goods sold, research and development, sales and marketing, general G&A, along with the end of the period headcount estimates.

So, hopefully, this additional information assists with explaining why we’re confident with our projections along with providing further details to help with your model building. But one number in there that Peter had mentioned is getting to around 3,000 solution customers, when we were talking about having 200,000 potentially companies to go after, that is a pretty low percentage, about 1.5% of the overall TAMs, companies out there that we’d be going after, and that’s all the way out in 2025.

We’re just getting to the tip of the iceberg for how many customers that we’re going after, so gives us numerous sets of years to really drive growth. We’re just getting into different geographic locations, getting into different industries, with just the solutions we have, let alone expanding our solution set with further data sets that was talked about earlier.

With that, I’d like to now open it up for questions.

Michael Bowen

Great. Thanks, Tom.

Our first question comes from Scott Deuschle of Credit Suisse. Scott, go ahead.

Scott Deuschle

Thanks for taking the question.

Tom, it seems like a lot of SaaS companies often see big growth accelerations when they start adding more large customers. I’m just curious if you can talk a bit about what you’ve seen over the past few years in terms of customer size or maybe the number of Fortune 500s that you’re selling to and then how you expect that to trend going forward. It sounds like maybe you’re more focused on the long end of the tail now, but curious if maybe there’s opportunity if you get to these big customers.

Tom Krywe

Yes. Thanks, Scott. A great question.

We’re definitely seeing it in all fronts for all of our solutions. We have the capability, and we’ve shown that we’ve been able to land larger customers. A lot of those tend to be in the government space at the moment, but we’ve had that capability. And then we’ve also done where we have customers in maritime and other things where we’re knocking out a good, great volume of solid customers on that front.

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We’re seeing the capabilities in both areas. As you see, the use cases that we saw provide significant value to customers. Whether it’s driving for the revenue for them, whether it’s driving cost reduction, whether it’s ECG improvements, we’re providing significant value for them. So, obviously, then that also on the flip side means we’re able to charge higher selling prices. You can see in the slide I had a couple back, that average selling price increases over time, and that’s from the mix changing to larger end customers buying space services, a full constellation of coverage for what they’re trying to track.

Scott Deuschle

Got it. And then that 90% gross margin you’re targeting in the out years, I think that would be above average for SaaS. Maybe just talk about the cost of goods sold and what informs that gross margin.

Tom Krywe

No, great question.

Yes, again, coming back to that leverage slide I had, that’s where that’s all driving from is it’s kind of two-prong. Our Capex requirements, once we have that constellation and the ground station like we have today in place, we’re just in a replenish mode now. We just need to replenish satellites. Yes, we’ll do new technology that we talked about with doing some new stuff that’s going up, but on an average basis, we only need to send up a certain amount of satellites each year, which is basically kind of taking a third of the constellation and just keep replenishing it over the course of time.

And that’s why the revenue and the top line will just keep increasing, but our cost structure’s going to stay relatively flat over that whole period of time for maritime, aviation and the weather solutions.

That’s what’s really driving the margins up year after year after year is that leveraged structure. And that applies to also the manufacturing team, that applies to our operation teams that support those satellites and ground stations. If that constant number is staying in place of how many launches we do per year and how many satellites we have in space and how many ground stations we have on the ground, we don’t need to keep adding further operation teams. Even though the customer count could keep climbing every year, we don’t add per customers; we add just based on what the need is for the coverage.

Scott Deuschle

Got it. And then any commissions you pay out to your sales people? Does that all go to SG&A, or does any of that fall through cost of goods sold?

Tom Krywe

No, it’s all in the sales and marketing area.

Scott Deuschle

Got it. Last question for me. Just any restrictions on stock sales post close from the existing Spire stockholders or insiders?

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Tom Krywe

You’re talking about like a lock-up period?

Scott Deuschle

Yes, yes, exactly.

Tom Krywe

Yes, we’ve got the six month lock-up period.

Scott Deuschle

Okay, thank you.

Michael Bowen

Great. Thanks, Scott.

Our next question comes from Josh Sullivan at Benchmark. Josh, go ahead.

Josh Sullivan

Hi. Just a question on the solutions in space offering. If that’s a subscription, which I think you said it is, how do you account for the engineering in that? Do you capitalize in that investment? Are you guys insuring that hardware in any way? Just curious about the investment phase of that and then how that relates to how should we see that flow out over the ensuing years?

Tom Krywe

Yes. So, from a Capex to depreciation flow, it’s exactly the same as our existing satellites that we’re doing today for a little bit more of the masses, because it’s the same theory in the sense of the useful life, right. It’s the same technology and the type of stuff that’s going into it. So it’s still getting depreciated out over a three-year period. It all looks exactly the same on the cost side of the fence.

Josh Sullivan

Got it. And if there were some hardware failure, I mean, is that covered in the agreement, or how do you navigate that with the customer if you’re the one designing it and operating it?

Tom Krywe

Yes. In certain things with our third parties we do at times, when it economically makes sense, we get insurance on our side for things like if there was a launch failure or something like that, we’ve got coverage on that front, just in case something happens from a third-party related activity. We’ve got those things covered.

Josh Sullivan

Got it. Thank you.

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Michael Bowen

Great. Thanks, Josh.

Our next question comes from Ron Epstein at Bank of America. Ron, go ahead.

Ronald Epstein

Sure. Just a couple of questions, actually.

How do we think about who are your primary competitors? I mean, you go segment by segment, maybe it varies. Is it the Maxars of the world or, I mean, how should we think about it? Secondly, how should we think about the barriers to entry, be it… I don’t know how to frame this. I guess, putting a nanosatellite up is a lot easier than putting up a satellite the size of a school bus. So, how do we think about just the barriers to entry from other companies that want to replicate what you’re doing?

Tom Krywe

Yes. I’ll start and then if Peter wants to chime in, that’s great too.

From your first question, no, Maxars is not one of our competitors. Again, those type of companies are doing imagery and telecommunications and some of those different companies out there. We don’t obviously cover those areas. But we really only have one competitor in each area separate, no one that we’re aware of, a competitor, that can compete in all of our areas to collectively. There are people out there like an exactEarth on the maritime side. There’s people like Orbcomm or Aireon on the aviation side.

We do have players that are out there but it’s really only one player in each one of the respective areas, but nobody that can layer multiple solutions on top of one another. Like, for example, giving somebody the maritime solution and the weather solution collectively, we don’t see players that are doing both.

Peter Platzer

I think the way to think about it, Ron, is like on the clean data side, the only way to get that data is you need to have a large satellite constellation, right, and there just aren’t that many people that have a large satellite constellation. Which is why on the clean data side we see that exactEarth and Aireon, GeoOptics doesn’t have a large constellation. They only have three satellites but they have the base technology, right? As you then go from clean data to smart data, you start to see more companies; and those other companies, they buy either from us or from the other guy. Those are the only two options that you could compete in any of the other layers.

And then, I think, for me, was the power of this approach. We control the difficult-to-get bit: the oil, the stuff that you need to have access to to play in the full stack. You can’t be a solutions provider in the maritime industry without knowing where the ships are. It just doesn’t work. And then there’s only two places where you can get this information at a high level of fidelity and global coverage, which is Spire and the other guy which has a whole bunch of downsides to them that we don’t have to go into now, right.

I think that’s kind of like the unique position that we are in that we designed a company from the ground up, from day one we had three founding principles. Number one, we’re going to collect data that can only be collected from space. Number two, it’s going to be data that needs a constellation where the value of the data increases the more satellites you have. And number three, we said (inaudible) or define so that we can upgrade and change our capabilities.

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With those founding principles, you can see the consulting backgrounds here working. We went after those industries: maritime, aviation and weather.

So that kind of like was the question on the competitor side.

Sorry, Tom, you probably wanted to answer something on the second question.

Tom Krywe

Yes, (inaudible) you had mentioned about the moat and Peter had covered some of that in his slides. Coverage is multiple areas, it’s a lot of money, right, people have to plunk down a lot of money that we’ve done over the years to do that. That’s all behind us on the front. Getting the technology, getting the stuff to space, dealing with the ground stations and that network. It’s a lot of licenses. Those things that Peter’s mentioned, some of them could take years to go get those licenses, to get the radio frequencies and that coverage. And then the space heritage, right? I mean, somebody goes and does think, once they get all those other things covered, they’ve got to put things up in space, see how it works, and spending years that Joel and Jeroen and Peter had done in the early stages to get that stuff knocked out before you have a solution that’s...

Peter Platzer

If those—

Tom Krywe

(Multiple speakers) catching up (multiple speakers)

Peter Platzer

Yes. I mean, at the very core of it, we had to invent technology that was considered breaking the laws of physics. This is not just some lines of Python code. If you think of any other software data company, they just write software. What’s the barriers to entry, right? This is like other people writing, replicating a piece of software. This is actually the required stuff where there’s three people in the world that understand this, and we hired two of them. Like, literally. It’s just very difficult to do things that had to be built. So that’s why we feel that it is not just the money portion but it’s the time portion that is like the barrier to entry. You won’t have to spend time to reinvent the technologies that we had invented.

Did that makes sense, Ron?

Ronald Epstein

Yes, sure. And then maybe, if I can, just one last one. I’m not sure how to think about this, because you can maybe recycle data into different products, but how do we think about the utilization of the constellation? And how penetrated are you with the data in different products? Does that make any sense? What I’m trying to get at is, how much upside to sales could there be without much more investment?

Peter Platzer

I think that’s exactly the right way to think about it. It brings us right back to the beginning of the presentation where I talked about we are not selling capacity. So, we are not giving you like, “Okay, we can launch this much kilograms and then we need to build more hardware, or we can give you that much

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communication band but then we have to do more stuff, right”. We collect data once and then sell it a million times. So from an upside perspective it is quasi unlimited with the existing deployed infrastructure, because what we do is we collect data once and then we can sell it a million times. That’s exactly what we do.

Ronald Epstein

Yes. All right. Thank you.

Michael Bowen

Great. Thanks.

Our next question comes from Myles Walton at UBS. Miles, please go ahead.

Myles Walton

Thanks. One financial or detailed, I guess, contractual one and one high level one if I could.

On the contractual one, can you describe the government contract vehicles you’re using or the customer is using in procurement? Is it real time? Is it mission critical? How much of the library that you’re using versus more real-time (inaudible) latency?

The second one, maybe for Peter is, is there sort of there a threat though? You talked about the constellation, the space, and then the software, definable nature of the constellation. How do you think about something like Starlinks, Hyper (phon), where you can do funny things with mega constellations once you get them up there. Can they accomplish some of the mission sets that you currently have even though that might not be their core mission set? Thanks.

Tom Krywe

Peter, did you want to start?

Peter Platzer

Sure, I can take the second one.

From a competitive perspective, unfortunately, everything we do in space is called a satellite, right. But it’s a little bit like calling everything that is done in the software world a software, right. Only because our sales force is very, very large, it doesn’t mean that it’s going to impinge on the business model of Netflix. Let’s take Boeing and Ford. Both produce vehicles that have passengers, that have wheels, that have steering wheels, that have pilots. They seem a lot alike, right? They have engines, they use gasoline. Clearly, they are worlds apart. Only because we have a hundred satellites on orbit that operate in the RF world does not mean that we could easily provide broadband connectivity, right.

If you think about a broadband service, you need a terminal on the ground, your satellites are actually operational only 3% of the time roughly because 95% of the world’s population lives in kind of like this small percentage of the world’s surface area. Yes, it’s using a box which is flying in space, but one is more let’s say a loud speaker that is broadband sending down, up and down data.

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We are more like a hypersensitive microphone that is listening to the bending angle of a beam that is flying at the speed of light and how it gets stopped and bent by this thin atmosphere. You get a sense of how sensitive that microphone has to be.

Is it impossible that other people would say, “Well, invest into rebuilding and reinventing the technology of Spire”? Sure. Of course, it’s possible. But we still feel like you have to develop the sensors, you have to develop the firmware to drive the sensors, you have to develop the software to analyze the data. I mean, as far as we know, there’s kind of like three people in the world which do the wave optics to take a time measurement from a bending angle and convert it into a temperature measurement of a highly precise measure. So you have to reinvent all of that stuff, and then you have to build an analytics engine on top of it.

Is it possible? Yes, of course, everything is possible. But especially as we keep on growing, and our market penetration is more and more from the data analytics and the predictive solutions, someone replicating, “Oh, I can capture some raw data as well”, is going to become still not a particularly large threat to us, from my perspective, as our market is more and more the analytics that sit on top. You need to have the data to start off with. That’s kind of like the table stakes, right?

So, yes, other people using space, and I think there are more and more people using space, and that’s the large driver that we see as well for interest in one of our businesses. But it’s almost like a similar question as all of the people using cloud computing, are they going to compete with Amazon? I don’t think so.

Tom Krywe

And then to answer your first question, Myles, you’re asking about the contracts and things, I mean, we basically give the customers an API, they’re getting real-time data, so however they decide to use it for their use cases, that’s obviously up to them, but we are providing the same solutions to everybody as far as handing them the API, and then they have access to use it.

Now we did mention different customers ask for a different subset of that data potentially, and that’s what gives us the potential to expand with them in the future if they don’t get the full gamut of everything. Some examples of that would be, “I only want regional data to start with you. You know what? Guess what? I actually later I want to get global”, and that’s going to help upsell opportunity for us. Or, “I want to get satellite data only. You know what? Later I’d love to get satellite and terrestrial data if I’m maritime, or I also want to get high traffic zone, some smart data on top of it.” Those are all additional layers that we’re layering on top of the solution. But everybody’s getting access to API, and then they just tell us what options they want, and then obviously the price is based on those options, and then depending on obviously what use cases they want to solve.

Myles Walton

(Audio interference)

Michael Bowen

You’re breaking up a bit there, Myles.

All right, we’ll move on. Our next question comes from Jeff Meuler at Baird. Jeff, please go ahead.

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Jeffrey Meuler

Thank you.

On the 2025 model, does it contemplate just staying in the four segments that you’re currently in, or does it assume that you start to move into some of those additional end markets? And it looks like it’s probably assuming that you’re starting to land customers initially quite a bit bigger than you are today—that you are landing customers today. Is that about the customer size, like the Fortune 500 example that you referenced earlier, or is it more about moving the business from the data to the smart data and software platforms?

Tom Krywe

Yes. I could start there and say, yes, that the answer is yes. So it’s like getting into different layers, going from the clean to the smart to predictive. Obviously, it’s going to keep increasing the value of what we’re providing to the customer. But it’s actually a whole bunch of things, right? Because we sell four solutions, there’s also a mix variation that goes in there too. So, there’s certain mixes that have higher price tags with them. Things like space services and stuff like that have a higher price tag because we’re doing a lot for them and making it super simple by just offering them a subscription. That’s the simple bit to them. But obviously, in the background, it’s work and money that we’ll need to cover them. So, they’ll just have higher price tags that will go along with it because we’re providing significant value to them.

It is a mix between what solutions we’re selling as that increases. It is obviously just the size over time of what customer base we can get into. Clearly, we said we have a large way to go in our TAMs to tackle large, small, and middle-sized companies and then obviously selling up the stack in each area and then potentially even cross-selling across the solutions.

A lot of different variations that go in there but all of those things will lend itself to increasing that value to the customer over the course of time.

Jeffrey Meuler

And on the new end markets, what does that assume from that perspective?

Tom Krywe

Yes. For the most part, the majority of the projections are really just diving deeper into the four solutions. We really have a long way to go, as you can see from the TAM information we shared and the number of customer solutions we have, the customers we have in that front—I mean in that 150 range that we shared at the end of the year.

There’s just so much more room to go in all different aspects. Somebody had asked earlier about the customer, our sales reps. Clearly, we’re trying to add as many people as possible as soon as we can to drive that. We’re getting into new geographic locations that we haven’t had put sales people before. Last year we only had one Asia-Pac person. This year we’ve got three. So, we’ve got so much more room to just put people in the right place. We want to get into the Middle East. We want to get into South Africa. We want to get into Central America. There’s a lot of geographical expansion we could do. Obviously, also driving within specific areas. Whether it’s Department of Defense, whether it’s civil agencies, we’ve just got so much more room to do. The majority of this growth in the model though is coming from just expanding within our existing areas.

Of course, Peter mentioned we’re always going to be on the lookout for new data sets, any M&A activities, all those different things we’re always going to look at. Whatever the best thing is for the Company, we’re going to go down that route, but the majority of this is coming from the existing base because we’ve got so much room to grow within those parameters.

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Jeffrey Meuler

Thank you.

Tom Krywe

Mm-hmm.

Michael Bowen

Great. Thanks.

Our next question comes from Erik Rasmussen at Stifel. Erik, please go ahead.

Erik Rasmussen

Great. Thanks.

Sort of piggybacking off that last point. It seems like the revenue opportunities you sort of look to achieve your target model, from where I see it is volumes, so really you’re expanding your customer base. There’s obviously a land and expand within that existing customer base driving larger opportunities in penetrating to that Fortune 500, and then you mentioned the mix moving from clean data up sort of through the funnel.

As it relates to sort of the sales process right now, and I know it’s still sort of early days, but what’s been some of the—what had been some of the challenges as the team tries to move customers through that funnel and obviously gaining that upsell capability? Because it looked like a couple of those use cases customers were sort of relying on you for the clean data, but then they were sort of applying their own analytics and APIs. Can you just maybe walk us through some of those early challenges and what you’ve been doing to sort of highlight why customers should be taking on those upsell capabilities?

Peter Platzer

Yes. I think the biggest thing that we have been struggling with—sorry, Tom, I’m going to stop you there and you can jump over (phon) after (phon). The biggest thing we are struggling with is kind of like notoriety. No one knows us. I mean, that was one of the key things why we went to our Board a year and a half ago and said, “Guys, the next step for us is to become a public company, because that gives us far more credibility with the customer segment that we want to go after.” Large companies that you just mentioned, Erik, governments, international companies.

If you’re an international, if you’re a buyer in Japan or in Asia or in other parts of the world, being a public company carries an enormous amount of credibility to open the door and have the conversation. It also means that you just simply have more resources and capability to tell our marketing story, to enhance our brand. We had launched probably over 50 satellites, and we were still meeting people that asked us, “When are you going to launch your first satellite”. Right? So that is kind of like the thing that we still spend a lot of time with and sharing our credentials and making sure that people know about us.

But Tom has I’m sure some other things as well. Please go ahead.

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Tom Krywe

Yes, no. I think we really focused heavily on headcount. That’s our biggest risk that we find in our business, is just trying to keep up with everything from that point. Yes, it could be simply said, why don’t you just double your sales force? And we had no problem, right? Obviously the problem is we have to go find those people, recruit them, bring them in, and then get all the support organizations around them. Obviously, just a sales person by themselves is not going to be successful without the demand generation around them, without the sales engineer around them, without that; which means the amount of hiring that is to keep up at that pace, we kind of feel like at the moment we’re really doing as much as possible on the headcount front for this growth.

And that’s probably our biggest hindrance at the moment is the headcount. Yes, we could have 600 tomorrow, that would be great, that they’re all ramped and ready to go and running; but obviously that’s our biggest challenge, is just to keep up with that side of things.

I think the other stuff is really just continue to grow, and obviously from the statistics, we’ve been very successful at landing those customers. I mean, we landed 69 customers from ’19 to ’20. You can see in that retention rate some ES4 (phon). We’ve got 160-something percent one year, 145% this past year in the net retention rates. We’ve had low churn from our customer base.

We have been able to land those customers, we have been able to expand those customers, and we’ve seen it time and time again. It’s not like it’s one customer. It is throughout our full list of solutions customers that have landed and expanded, for the reason I mentioned earlier. We’re solving some of the use cases that then they go, “You know what, this is awesome. Now can I get this? This is great for space services. I did a satellite with you, like Australian Office of Intelligence.” We gave them data in less than a year. They’re like, “This is awesome. I want two more satellites.” And so they’re on to the next wave of contracts with us. We’ve seen that with multiple space service customers. In the past year we’ve had multiple ones do the same thing. They went with one, and one year hasn’t even gone by and they’ve already added one or two more to that list.

We are seeing that on all fronts. The other thing we’re going to definitely take advantage of, and it’s worked out huge dividends to get to that higher end customers in certain areas, is using NavSight. NavSight, (inaudible) Bob Coleman and Jack. They have such a wealth of experience, customer basis that they’ve been working with for many, many years. They already have been doing amazing job with us and helping us open doors to potentially large contracts in the federal area.

So, obviously, this partnership with NavSight has been a great dividend for us, and it’s starting to show already also in a short period of time.

Erik Rasmussen

Great. Thank you.

Michael Bowen

Thanks, Erik.

Now I’d like to turn it over to Peter for our final section, and then our last Q&A.

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Peter Platzer

That’s right. As promised, I wanted to talk a little bit about how we think about adding our new capabilities to it. If you start with the RF that we collect today, it’s on the maritime side, aviation side, soil moisture, hurricanes, ionosphere. So it’s a pretty good structure.

Maybe just one sentence about why we like RF. RF means that you can collect the data day and night, and it is relevant all over the world. It doesn’t matter what the weather is, you can penetrate the atmosphere, you can penetrate all the way to the ground. And that means we have a very high asset utilization and we are capable and able to collect data all across the world in 3D. So, companies have already, customers have come to us to say, “Well, can you expand a little bit the spectrum in which we are collecting?”

So we have done that, broadening what we have done for our customers, which, of course, in turn, means that there is additional capabilities that we have for ourselves and adding maybe additional data sets. As we look to the future, there is this vast universe of additional data types as we go up the frequency spectrum, getting closer to infrared and invisible light here at the very right-hand side of the scale going to a 3 terahertz, which is where you start to see the visible light. And all of this data that we collect and we can add on an incremental basis to our platform feeds into this analytics layer, that Theresa talked about, where we can add additional data points that describe what is happening on planet Earth, which all has of course dual uses.

There might be a lot of military applications, but there are also a lot of commercial applications really with this vision of creating maybe almost like a digital twin of Earth, where for every single spot on Earth you have these multiple layers of data as you observe the Earth beyond the visible spectrum, and you can do so day and night and in any kind of weather condition. And bringing all these data sources together with an analytics layer that is from the ground up part of how Spire thinks and operates, telling customers not just what is happening right now but predicting what will happen, and on top of it then start going and telling them, “Based on what has happened in the past, what is happening now, what we believe will happen in the future, this is what you should be doing”. This is how we think about the longer term, adding this additional data sources to our platforms.

In terms of focus, you know there’s a lot of people that talk about other planets, some people want to go to the moon and build a moon base, Mars, Venus and beyond. I mean, for us, we really have our eyes firmly fixed on planet Earth and helping humanity adapt to its challenges, generate sustainable growth, and making it a safer place. There’s a lot of security aspects from our data as well that we can bring to bear, and so that this becomes a future planet and is not something that just we enjoy but that also our children and their children actually can enjoy.

With that, a very short and brief outlook of how we think about adding into this platform, I open it up to a last round of Q&A for any sections to anyone of Theresa, Jeroen, Tom, or myself.

Michael Bowen

Great. Thanks, Peter.

Our first question comes from Sam Struhsaker of Truist. Please go ahead.

Samuel Struhsaker

Hi. I just had a quick question just kind of referencing back more to the financials segments. It’s my understanding that you said that the commissions and sales costs would be passed through as cost of goods sold, and then you also mentioned that the biggest thing right now that you guys are looking to do to try and increase sales is kind of building that headcount and then also the related headcount to support those sales people and the sales force.

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I was just curious if your current estimates account for those additional costs in building out that sales force or not, since I do see that currently it looks like your projections have COGS as a percent of revenue decreasing steadily. I just wanted to know if that was already accounted for in those projections through those costs for building that sales force out.

Tom Krywe

Yes. Sam, the commissions—sorry if I misstated that, but it’s all in sales and marketing, the commissions. So it’s not in the cost of goods sold. What is in there is the Capex, depreciation, when we do the satellites, the launch, the building the satellites, that’s all going in cost of goods sold. But not the commission expense. That’s all in sales and marketing. Yes, that sales and marketing line includes all the costs and the headcount and everything and the support organization around them, along with the other groups, to drive these numbers. Whether it’s R&D, sales and marketing, it doesn’t matter the area, it’s all that’s being funded here to drive this business.

Samuel Struhsaker

Great. Thank you for that clarification.

Tom Krywe

Mm-hmm.

Michael Bowen

Thanks, Sam.

All right. Our next question comes from Scott Deuschle of Credit Suisse. Please go ahead.

Scott Deuschle

Hi. Thanks for the question.

Peter, do you see much potential from more of kind of a viral go-to-market where a customer, a data scientist, that Company XYZ can just onboard online in a low friction way to test out the solution and then kind of escalate from there, or does the nature of what you’re selling require a person to loop for all the functions that you’re try to sell to the market?

Peter Platzer

Yes, I think that’s an excellent question, Scott, and one that we have definitely toyed around with.

We do have an online way, for example, to buy some maritime data. If you look at the ASP, the average selling price of our products, it’s in the hundreds of thousands of dollars. That’s hard to do online in a viral platform. I would say, right now, honestly, we are not seeing that in our sales funnel, but that might change in the future.

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Scott Deuschle

Got it. And then just as a follow-up, who is the sales person currently reaching out to? Do you have to go directly to the C-suite to get buy-off on, obviously with the size of these kinds of purchases? I assume maybe you would, but just curious where that goes to right now.

Peter Platzer

It depends on the size of the organization. The larger the organization, the less you have to reach the C-suite. It is often the people that are on the digitization of their company that are on the product side, on the information side, on the risk side. So, it’s not the kind of person at the very front line. You do work with people that have more decision-making power, which is certainly helpful in kind of like the sales process. We had sales processes that were done in like 48 hours from first contact to signed contract to customer being onboarded. But it’s not the front line, and it’s not always the C-suite. It really also depends on the size of the organization.

Scott Deuschle

Okay. Thanks, guys. Appreciate the help.

Michael Bowen

Great. Thanks, Scott.

All right. Our next question comes from Josh Sullivan of Benchmark. Josh, please go ahead.

Josh Sullivan

Hi, Peter.

If we look at the long term, adding these technologies and capabilities as you execute M&A, do you think Spire is going to be known more for that constellation and kind of unique collection of capabilities, or more on the end product analytics side? I guess, which side in the long term of Spire do you see the core value towards?

Peter Platzer

Absolutely the latter. We did not build this Company to just put a bunch of satellites up and collect some data and then run away. For us, it is really about having a meaningful impact on the planet. It’s like the dinging or the danging (phon) in the universe, I don’t know which way you said it, right, that you want to leave (phon), right? And that you do by really helping customers solve their problem. That’s why we have from almost day one, from very early on, say we will build this analytics capability in-house integrated into our whole process. So it’s absolutely on the letter. It’s the product and solutions, the smarter, predictive, the solutions and not just their raw data at all.

Josh Sullivan

And then just a question on—you obviously have a lot of capabilities that could be used for defense and some of the regulation that goes around that. What about ITAR and restrictions on technologies, have you run into any of that?

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Peter Platzer

We have built a company in a bit of a unique way. In that regard, from day one, we started to think about how we can be a non-ITAR U.S. company, and so all of our space technology is built outside and developed outside of the U.S., and so we are not ITAR controlled from that perspective. We are EAR controlled, and we are extremely careful about how we use our technology. But we’re not ITAR controlled.

Number two, we don’t sell the stuff that normally is ITAR controlled, meaning hardware that goes into space. You can’t buy a solar panel or a sensor or a satellite from us. You can buy subscription to the data, which generally is differently regulated.

Josh Sullivan

And then maybe just one last one. Would you consider adding any terrestrial data collection sources or technology internally?

Peter Platzer

Potentially. It’s almost kind of like a return on investment. We started certainly with that aspect of collecting data that can only be collected from space, but now we definitely have vendors. Theresa talked about some vendors where we take, we buy data and it’s totally possible, we said there’s a certain type of data that is collected terrestrially which if we do it internally would be highly beneficial for the Company. And then yes, we might absolutely do that.

Josh Sullivan

Thank you for the time.

Michael Bowen

Great. Thanks, Josh.

Our next question comes from Michael Ciarmoli of Truist. Please go ahead.

Michael Ciarmoli

Hi. Good afternoon, guys. Thanks for taking the question here.

I guess, Tom, just as I look at the projections and you look at your current mix of customers, how do we think about the government or the federal portion growing? How do you guys think about that market as you penetrate? Whether it’s DoD, NOAA, NRO, even the Department of Energy, do you have to have a different go-to-market strategy there? Are federal customers as receptive to the same type of contracting and the same type of pricing models? I guess, do you have a targeted mix between commercial and not only U.S. Government but global government customers?

Tom Krywe

Yes, we definitely put a heavy focus on the federal business, whether it’s in the United States or outside the United States. We currently are in certain areas focusing and honing in on specific areas, like Department of Defense or intelligence or civil agencies, and we’ve hired people, experts in those areas to focus on some of those fronts, and we’re doing similar stuff on the international front and looking for the right areas, the right people, and mix to put in to go tackle those specific areas.

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Again, as I mentioned, we’re leveraging NavSight as much as possible too. They have great experience in this arena. So we’re doing that.

Obviously, it’s not our only focus, on federal. We’re focusing quite heavily on commercial too and seeing a large number of customer front in that arena also. But, yes, right now we are focusing in specific areas. And that’s the thing, again, so much more room for growth is Homeland Security and all these different names, areas that you mentioned. We currently don’t have specific experts in those areas that we’ve already hired to go hone in on some of those.

We’ve got so much more greenfield approach to go after to bring those people in and put the support around them to drive business in those areas. But we definitely started, again, to focus: as mentioned earlier, we want to make sure we’re focused and hit it out of the park in the areas that we are focusing on. So we’ve got that right now and some of the areas I mentioned.

Michael Ciarmoli

Got it. Thanks, guys.

Tom Krywe

Mm-hmm.

Michael Bowen

Great. Thanks.

Our next question comes from Jeff Meuler at Baird. Jeff, please go ahead.

Jeffrey Meuler

Thank you.

Question is on the value of your historical data, which I would think could be a good source of competitive advantage, given your first mover position, and can help you better train your analytic as that becomes a more important source of value in your solutions. I know you said some customers buy the historical data. You obviously have it. You talked about the historical data for ship movement, but would love some more detail there and maybe some use cases or sources of value from it that might not be as apparent.

Tom Krywe

Yes. If you remember the one slide I had where we had mentioned 89% of our business turns into ARR.

That other bit, the majority of it, is historical data buys. We tend to see it happen more often when a customer starts with us. For the first time they’ll go back and say, “I’d love to get either six months, a year, multiple years, potentially, of historical data, along with my subscription moving forward”. We tend to also see it when they’ll still continually do it. As they go along with us, they’ll get more and more.

As you mentioned, in a lot of our areas, the history can sometimes obviously predict that they were right. So people want to go back and look at different scenarios and different things. And specifically, say, weather, AFI can go, see the same patterns of these certain things happening in the past by knowing—because we do know what happened in history for certain weather situations, people and folks can go take that, and they get that information from us and do that analysis, and then maybe use it for future predictions of what they’re really trying to look at and measure.

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We do see a large chunk of that. And then obviously to build out their database, they’ll go and get that stuff from us, specifically for areas like high traffic zone and things like smart data that there is no other way to get that data, they’ll go out and get that and want to get the history that goes along with it.

Peter or Theresa, if you want to add anything on use cases specifically that you see.

Peter Platzer

The only use cases I’m going to just hint at is I was a quantitative investment manager on Wall Street, and I loved historical data.

Jeffrey Meuler

I see where you’re going. Thank you.

Michael Bowen

Great. Thanks, Jeff.

At this time, I’d like to poll for any final questions.

Great. Before I turn it over to Peter for his final remarks, I’d like to remind everyone that this presentation has been filed with the SEC. Please review the disclaimers included in the presentation. Refer to that as a guide for today’s call, as the presentation will be helpful to reference in conjunction with Management’s commentary.

Statements we made during this call that are not statements of historical fact constituent forward-looking statements that are subject to risks and uncertainties and other factors that could cause our actual results to differ from historical results and/or our forecast. For more information, please refer to the risks and uncertainties and other factors discussed in NavSight’s SEC filings. All cautionary statements that we made during this call are applicable to any forward-looking statements we make.

Peter, any final remarks?

Peter Platzer

Thank you, and thank you to everyone who is here and everyone especially who is still here that has stuck with us for the last three hours.

We hope this was informative. We really tried to give you an extra level of detail or two levels of detail in understanding all the technology that Spire has built and the massive protective moat that is around the scale and the type of technology in the space, on the ground, and in the cloud. The scale of the operations that we have deployed and the customers that we are serving is something that really resonated with our investors, highlighting repeatedly that we are a fully deployed and operational space company and not going out into building a bunch of additional infrastructure.

And then last but certainly not least, give you a sense of how much work we have done understanding the size of the opportunity and how early we are in capturing those 200,000 customers plus those 175 use cases, the $91 billion of TAM, that we really understand from its opportunity perspective in a very granular level that is informing how we go after those markets, building the growth of the Company over the next 45 years.

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I look forward to seeing, hopefully, many of you on a regular basis, and with that, wish you a wonderful weekend.

Michael Bowen

Thank you all for attending. This has now concluded.

***

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About Spire Global, Inc.

Spire is a global provider of space-based data and analytics that offers unique datasets and powerful insights about Earth from the ultimate vantage point so organizations can make decisions with confidence, accuracy, and speed. Spire uses one of the world’s largest multi-purpose satellite constellations to source hard to acquire, valuable data and enriches it with predictive solutions. Spire then provides this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. Spire gives commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space. Spire has offices in San Francisco, CA, Boulder, CO, Washington DC, Glasgow, Luxembourg, and Singapore. On March 1, 2021 Spire announced plans to go public through an anticipated business combination with NavSight Holdings, Inc. (NYSE: NSH), to be traded on the NYSE under the ticker symbol “SPIR.” To learn more, visit spire.com.

About NavSight Holdings, Inc.

NavSight Holdings, Inc. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NavSight was organized with the opportunity to pursue a business combination target in any business or industry, with the intent to focus its search on identifying a prospective target business that provides expertise and technology to U.S. government customers in support of their national security, intelligence and defense missions.

Additional Information and Where to Find It

In connection with the planned business combination with Spire (the “Proposed Transaction”), NavSight has filed a Form S-4 Registration Statement (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement to be distributed to holders of NavSight’s common stock in connection with NavSight’s solicitation of proxies for the vote by NavSight’s stockholders with respect to the Proposed Transaction and other matters as described in the Registration Statement, a prospectus relating to the offer of the securities to be issued to the Company’s stockholders in connection with the Proposed Transaction, and an information statement to Company’s stockholders regarding the Proposed Transaction. After the Registration Statement is declared effective, NavSight will mail a definitive proxy statement/prospectus, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about NavSight, the Company and the Proposed Transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by NavSight through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transaction. Information about the directors and executive officers of NavSight is set forth in its Form 10-K/A filed on May 12, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Registration Statement and other relevant materials filed with the

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SEC regarding the Proposed Transaction. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the federal securities laws with respect to the Proposed Transaction. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, the future demand for space-based data, statements regarding expectations of the expansion of Spire’s business to new regions and markets, Spire’s future growth, estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, net proceeds from the Proposed Transactions, potential benefits of the Proposed Transaction and the potential success of the Company’s market and growth strategies, and expectations related to the terms and timing of the Proposed Transaction. These statements are based on various assumptions and on the current expectations of NavSight’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NavSight and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities; (ii) the risk that the Proposed Transaction may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the approval of the Proposed Transaction by the stockholders of NavSight, the satisfaction of the minimum trust account amount following any redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the inability to complete the PIPE investment in connection with the Proposed Transaction; (v) the failure to realize the anticipated benefits of the Proposed Transaction; (vi) the effect of the announcement or pendency of the Proposed Transaction on Spire’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts current plans of Spire and potential difficulties in Spire employee retention as a result of the Proposed Transaction; (viii) the outcome of any legal proceedings that may be instituted against NavSight or Spire related to the business combination agreement or the Proposed Transaction; (ix) the ability to maintain the listing of NavSight’s securities on the New York Stock Exchange; (x) the ability to address the market opportunity for Space-as-a-Service; (xi) the risk that the Proposed Transaction may not generate expected net proceeds to the combined company; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xiii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xiv) the risk of downturns, new entrants and a

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changing regulatory landscape in the highly competitive space data analytics industry; and those factors discussed in NavSight’s Form S-4 filed on May 14, 2021 under the heading “Risk Factors,” and other documents of NavSight filed, or to be filed, with the SEC. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither NavSight nor the Company presently know or that NavSight and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect NavSight’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. NavSight and the Company anticipate that subsequent events and developments will cause NavSight’s and the Company’s assessments to change. However, while NavSight and the Company may elect to update these forward-looking statements at some point in the future, NavSight and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing NavSight’s and the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For Spire Global, Inc.:

Investor Contact:

Michael Bowen and Ryan Gardella

SpireIR@icrinc.com

Media Contact:

Phil Denning

SpirePR@icrinc.com

For NavSight Holdings, Inc.:

Investor Contact:

Jack Pearlstein

jack@navsight.com

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